Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The financial information on pages 1-17 of this exhibit concerning TOTAL SE and all of its direct and indirect consolidated companies located in or outside of France (collectively, “TOTAL” or the “Group”) with respect to the second quarter of 2020 and six months ended June 30, 2020 has been derived from TOTAL’s unaudited consolidated balance sheets as of June 30, 2020, unaudited statements of income, comprehensive income, cash flow and business segment information for the second quarter of 2020 and six months ended June 30, 2020 and unaudited consolidated statements of changes in shareholders’ equity for the six months ended June 30, 2020 presented on pages 18-32 and 36-42 of this exhibit.

The following discussion should be read in conjunction with the aforementioned financial statements and with the information, including TOTAL’s audited consolidated financial statements and related notes, provided in TOTAL’s Annual Report on Form 20-F for the year ended December 31, 2019, filed with the Securities and Exchange Commission (“SEC”) on March 20, 2020, as amended on April 14, 2020.

A.	KEY FIGURES

2Q20	1Q20	2Q19	2Q20 vs 2Q19	in millions of dollars (except earnings per share and number of shares)	1H20	1H19	1H20 vs 1H19

25,730	43,870	51,242	-50%	Non-Group sales	69,600	102,447	-32%
821	2,300	3,589	-77%	Adjusted net operating income(a) from business segments	3,121	7,002	-55%
(209)	703	2,022	ns	• Exploration & Production	494	3,744	-87%
326	913	429	-24%	• Integrated Gas, Renewables & Power	1,239	1,021	+21%
575	382	715	-20%	• Refining & Chemicals	957	1,471	-35%
129	302	423	-70%	• Marketing & Services	431	766	-44%
(447)	732	812	ns	Net income (loss) from equity affiliates	285	1,523	-81%
(3.27)	(0.01)	1.00	ns	Fully-diluted earnings per share ($)	(3.29)	2.16	ns
2,598	2,601	2,625	-1%	Fully-diluted weighted-average shares (millions)	2,598	2,622	-1%
(8,369)	34	2,756	ns	Net income (Group share)	(8,335)	5,867	ns
2,201	2,523	3,028	-27%	Organic investments(b)	4,724	5,811	-19%
721	1,102	402	+79%	Net acquisitions(c)	1,823	709	x2.6
2,922	3,625	3,430	-15%	Net investments(d)	6,547	6,520	-
3,479	1,299	6,251	-44%	Cash flow from operations	4,778	9,880	-52%
				Of which:
431	(884)	(317)	ns	• (increase)/decrease in working capital(e)	(453)	(3,287)	ns
(499)	(512)	(501)	ns	• financial charges	(1,011)	(1,004)	ns

From 2019, data take into account the impact of the new rule IFRS16 “Leases”, effective January 1, 2019.

(a)

Adjusted results are defined as income using replacement cost, adjusted for special items, excluding the impact of changes for fair value. See pages 3 et seq. “Analysis of business segment results” below for further details.

(b)	“Organic investments” = net investments excluding acquisitions, asset sales and other operations with non-controlling interests.

(c)	“Net acquisitions” = acquisitions—assets sales—other transactions with non-controlling interests (see page 15).

(d)	“Net investments” = organic investments + net acquisitions (see page 15).

(e)

The change in working capital as determined using the replacement cost method and, effective second quarter of 2019, including organic loan repayments from equity affiliates, and, effective first quarter of 2020, including capital gain from renewable projects sale was $331 million in 2Q20, $(2,717) million in 1Q20, $(456) million in 2Q19, $(2,386) million in 1H20 and $(2,860) million in 1H19. Effective second quarter of 2019, organic loan repayments from equity affiliates are defined as loan repayments from equity affiliates coming from their cash flow from operations. For information on the replacement cost method, refer to the second paragraph of “B. Analysis of business segment results”. See also “C. Group results – Cash Flow”. The reconciliation table for different cash flow figures is set forth under “Cash Flow” on page 16 of this exhibit.

Environment* — liquids and gas price realizations, refining margins

2Q20	1Q20	2Q19	2Q20 vs 2Q19		1H20	1H19	1H20 vs 1H19
29.6	50.1	68.9	-57%	Brent ($/b)	40.1	66.0	-39%
1.8	1.9	2.5	-30%	Henry Hub ($/Mbtu)	1.8	2.7	-33%
1.7	3.1	4.1	-59%	NBP ($/Mbtu)	2.4	5.2	-54%
2.1	3.6	4.9	-57%	JKM ($/Mbtu)	2.9	5.8	-50%
23.4	44.4	63.7	-63%	Average price of liquids ($/b) Consolidated subsidiaries	33.8	61.2	-45%
2.61	3.35	3.82	-32%	Average price of gas ($/Mbtu) Consolidated subsidiaries	2.99	4.16	-28%
4.40	6.32	5.69	-23%	Average price of LNG ($/Mbtu) Consolidated subsidiaries and equity affiliates	5.42	6.42	-16%
14.3	26.3	27.6	-48%	Variable cost margin – European refining, VCM ($/t)	21.0	30.6	-31%

* The indicators are shown on page 17.

The average LNG sales price fell by 30% in the second quarter 2020 compared to the previous quarter. The share of volumes sold at spot prices increased in the second quarter 2020 compared to the first quarter 2020 due to deferrals of LNG liftings by long-term contract buyers, while the average selling price of long-term LNG contracts decreased by only 16% due to the delayed impact of lower oil prices.

Production*

2Q20	1Q20	2Q19	2Q20 vs 2Q19		1H20	1H19	1H20 vs 1H19
2,846	3,086	2,957	-4%	Hydrocarbon production (kboe/d)	2,966	2,951	-
1,315	1,448	1,407	-7%	● Oil (including bitumen) (kb/d)	1,381	1,416	-2%
1,531	1,638	1,549	-1%	● Gas (including condensates and associated LNG) (kboe/d)	1,584	1,535	+3%

2Q20	1Q20	2Q19	2Q20 vs 2Q19		1H20	1H19	1H20 vs 1H19
2,846	3,086	2,957	-4%	Hydrocarbon production (kboe/d)	2,966	2,951	-
1,553	1,699	1,624	-4%	● Liquids (kb/d)	1,626	1,627	-
7,045	7,560	7,309	-4%	● Gas (Mcf/d)**	7,302	7,238	+1%

* Group production = production of Exploration & Production segment (EP) + production of Integrated Gas, Renewables & Power segment (iGRP).

** 2Q19 and 1H19 data restated.

Hydrocarbon production was 2,846 thousand barrels of oil equivalent per day (kboe/d) in the second quarter 2020, a decrease of 4% year-on-year, comprised of:

●	-5% due to OPEC+ quotas, notably in the United Arab Emirates, Nigeria, Angola and Kazakhstan, as well as voluntary reductions in Canada and disruptions in Libya.
●	-1% due to gas demand in the context of the pandemic.
●	+1% due to lower prices.
●	+4% due to the start-up and ramp-up of new projects, notably Culzean in the United Kingdom, Johan Sverdrup in Norway, Iara in Brazil and Tempa Rossa in Italy.
●	-3% due to the natural decline of fields.

B.	ANALYSIS OF BUSINESS SEGMENT RESULTS

The financial information for each business segment is reported on the same basis as that used internally by the chief operating decision-maker in assessing segment performance and the allocation of segment resources. Due to their particular nature or significance, certain transactions qualifying as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. In certain instances, certain transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may qualify as special items although they may have occurred in prior years or are likely to recur in following years.

In accordance with IAS 2, the Group values inventories of petroleum products in its financial statements according to the First-In, First-Out (FIFO) method and other inventories using the weighted-average cost method. Under the FIFO method, the cost of inventory is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on the reported income. Accordingly, the adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method in order to facilitate the comparability of the Group’s results with those of its competitors and to help illustrate the operating performance of these segments excluding the impact of oil price changes on the replacement of inventories. In the replacement cost method, which approximates the Last-In, First-Out (LIFO) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end price differential between one period and another or the average prices of the period. The inventory valuation effect is the difference between the results under the FIFO and replacement cost methods.

The effect of changes in fair value presented as an adjustment item reflects, for trading inventories and storage contracts, differences between internal measures of performance used by TOTAL’s management and the accounting for these transactions under IFRS, which requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories recorded at their fair value based on forward prices. Furthermore, TOTAL, in its trading activities, enters into storage contracts, the future effects of which are recorded at fair value in the Group’s internal economic performance. IFRS, by requiring accounting for storage contracts on an accrual basis, precludes recognition of this fair value effect.

The adjusted business segment results (adjusted operating income and adjusted net operating income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value. For further information on the adjustments affecting operating income on a segment-by-segment basis, and for a reconciliation of segment figures to figures reported in TOTAL’s interim consolidated financial statements, see pages 26-32 of this exhibit.

The Group measures performance at the segment level on the basis of adjusted net operating income. Net operating income comprises operating income of the relevant segment after deducting the amortization and the depreciation of intangible assets other than leasehold rights, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (dividends from non-consolidated companies, income from equity affiliates and capitalized interest expenses) and after income taxes applicable to the above. The income and expenses not included in net operating income that are included in net income are interest expenses related to long-term liabilities net of interest earned on cash and cash equivalents, after applicable income taxes (net cost of net debt and non-controlling interests). Adjusted net operating income excludes the effect of the adjustments (special items and the inventory valuation effect) described above.

B.1.    Integrated Gas, Renewables & Power segment (iGRP)

Liquefied natural gas (LNG) production and sales and low carbon electricity

2Q20	1Q20	2Q19	2Q20 vs 2Q19	Hydrocarbon production for LNG	1H20	1H19	1H20 vs 1H19
520	552	559	-7%	iGRP (kboe/d)	536	538	-
66	73	73	-10%	● Liquids (kb/d)	69	70	-
2,471	2,611	2,680	-8%	● Gas (Mcf/d)*	2,541	2,570	-1%

2Q20	1Q20	2Q19	2Q20 vs 2Q19	LNG in Mt	1H20	1H19	1H20 vs 1H19
10.4	9.8	8.5	+22%	Overall LNG sales	20.2	16.3	+24%
4.3	4.7	4.1	+7%	● including sales from equity production**	9.0	7.8	+15%
8.7	7.8	6.7	+29%	● including sales by TOTAL from equity production and third party purchases	16.5	12.7	+30%

* 2Q19 and 1H19 data restated.

** The Group’s equity production may be sold by TOTAL or by joint ventures.

2Q20	1Q20	2Q19	2Q20 vs 2Q19	Low carbon electricity	1H20	1H19	1H20 vs 1H19
5.1	3.0	2.6	+97%	Gross renewables installed capacity (GW)*	5.1	2.6	+97%
2.9	2.9	2.4	+23%	Net low carbon power production (TWh)**	5.9	5.0	+16%
5.9	5.9	5.5	+7%	Clients gas and power – BtB and BtC (Million)*	5.9	5.5	+7%
26.7	47.8	27.4	-3%	Sales gas and power – BtB and BtC (TWh)	74.5	75.3	-1%

*	Capacity at end of period.
**	Solar, wind, biogas, hydroelectric and CCGT plants.

Hydrocarbon production for LNG was stable in the first half 2020 compared to last year.

Total LNG sales increased by 22% in the second quarter 2020 compared to last year, notably due to an increase in trading activities. For the first half 2020, total sales increased by 24% year-on-year for the same reason and due to the ramp-up of Yamal LNG and Ichthys plus the start-up of the first two Cameron LNG trains in the US.

Gross installed renewable power generation capacity rose to 5.1 GW in the second quarter 2020, a strong 97% increase year-on-year, notably due to the acquisition in India of 50% of a portfolio of more than 2 GW from the Adani Group.

The Group continues to implement its strategy to integrate along the gas and electricity chain in Europe and has seen the number of its gas and electricity customers grow during the quarter to 5.9 million, a 7% increase compared to a year ago. Sales of gas and electricity decreased by 3%, impacted by lower demand linked to the lockdown in Europe.

Results

2Q20	1Q20	2Q19	2Q20 vs 2Q19	in millions of dollars	1H20	1H19	1H20 vs 1H19
3,313	5,090	3,789	-13%	Non-Group sales	8,403	10,208	-18%
(1,074)	358	215	ns	Operating income	(716)	537	ns
21	399	661	-97%	Net income (loss) from equity affiliates and other items	420	1,041	-60%
322	8	(450)	ns	Tax on net operating income	330	(623)	ns
(731)	765	426	ns	Net operating income	34	955	-96%
1,057	148	3	x352	Adjustments affecting net operating income	1,205	66	x18
326	913	429	-24%	Adjusted net operating income*	1,239	1,021	+21%
(69)	248	195	ns	• including income from equity affiliates	179	450	-60%
618	646	442	+40%	Organic investments	1,264	935	+35%
433	1,137	159	x2.7	Net acquisitions	1,570	559	x2.8
1,051	1,783	601	+75%	Net investments	2,834	1,494	+90%

*Detail of adjustment items shown in the business segment information starting on page 26 of this exhibit.

Adjusted net operating income for the iGRP segment was $326 million in the second quarter 2020, down 24% year-on-year. The results are mainly due to the sharp drop in gas prices compared to the second quarter 2019.

In the first half 2020, adjusted net operating income for the iGRP segment was $1,239 million, an increase of 21% compared to last year, notably due to the strong 24% growth in LNG sales.

Adjusted net operating income for the Integrated Gas, Renewables & Power segment excludes special items. In the second quarter 2020, the exclusion of special items had a positive impact of $1,057 million on the segment’s adjusted net operating income, compared to a positive impact of $3 million in the second quarter 2019. In the first half 2020, the exclusion of special items had a positive impact of $1,205 million on the segment’s adjusted net operating income, compared to a positive impact of $66 million in the first half 2019.

In the second quarter 2020, the segment’s operating cash flow excluding the change in working capital at replacement cost1 and excluding financial charges, except those related to leases was $555 million, a decrease of 36% compared to $869 million in the second quarter 2019, mainly due to the sharp drop in gas prices compared to the second quarter 2019. In the first half 2020, the segment’s operating cash flow excluding the change in working capital at replacement cost and excluding financial charges, except those related to leases was $1,407 million, a decrease of 5% compared to $1,479 million in the first half 2019.

In the second quarter 2020, the segment’s cash flow from operating activities excluding financial charges, except those related to leases was $1,389 million, 2.2 times greater than $641 million in the second quarter 2019. In the first half 2020, the segment’s cash flow from operating activities excluding financial charges, except those related to leases was $900 million, a decrease of 41% compared to $1,533 million in the first half 2019.

B.2.    Exploration & Production segment

Production

2Q20	1Q20	2Q19	2Q20 vs 2Q19	Hydrocarbon production	1H20	1H19	1H20 vs 1H19
2,326	2,534	2,398	-3%	EP (kboe/d)	2,430	2,413	+1%
1,487	1,626	1,551	-4%	● Liquids (kb/d)	1,557	1,557	-
4,574	4,949	4,629	-1%	● Gas (Mcf/d)	4,761	4,668	+2%

1 Operating cash flow excluding the change in working capital at replacement cost provides information on underlying cash flow without the short-term impacts of changes in inventory and other working capital elements at replacement cost. For information on the replacement cost method, refer to “B. Analysis of business segment results”, above. The reconciliation table for different cash flow figures is set forth under “Cash Flow” on page 16 of this exhibit.

Results

2Q20	1Q20	2Q19	2Q20 vs 2Q19	in millions of dollars (except effective tax rate)	1H20	1H19	1H20 vs 1H19
992	1,582	2,273	-56%	Non-Group sales	2,574	4,067	-37%
(7,983)	859	2,967	ns	Operating income	(7,124)	5,919	ns
17	423	173	-90%	Net income (loss) from equity affiliates and other items	440	367	-20%
56.6%	59.6%	39.5%		Effective tax rate*	69.6%	44.0%
398	(454)	(1,161)	ns	Tax on net operating income	(56)	(2,585)	ns
(7,568)	828	1,979	ns	Net operating income	(6,740)	3,701	ns
7,359	(125)	43	x171	Adjustments affecting net operating income	7,234	43	x168
(209)	703	2,022	ns	Adjusted net operating income**	494	3,744	-87%
48	390	239	-80%	• including income from equity affiliates	438	452	-3%
1,112	1,572	1,995	-44%	Organic investments	2,684	3,953	-32%
311	(6)	204	+52%	Net acquisitions	305	242	+26%
1,423	1,566	2,199	-35%	Net investments	2,989	4,195	-29%

*

“Effective tax rate” = tax on adjusted net operating income / (adjusted net operating income - income from equity affiliates - dividends received from investments - impairment of goodwill + tax on adjusted net operating income).

**	Detail of adjustment items shown in the business segment information starting on page 26 of this exhibit.

The Exploration & Production segment’s adjusted net operating loss was $209 million in the second quarter compared to adjusted net operating income of $2,022 million a year ago due to the sharp drop in oil and gas prices and lower production.

The Exploration & Production segment’s adjusted net operating income fell to $494 million in the first half 2020 from $3,744 million in the first half 2019 due to the sharp drop in oil and gas prices.

Adjusted net operating income for the Exploration & Production segment excludes special items. In the second quarter 2020, the exclusion of special items had a positive impact of $7,359 million on the segment’s adjusted net operating income, compared to a positive impact of $43 million in the second quarter 2019. In the first half 2020, the exclusion of special items had a positive impact of $7,234 million on the segment’s adjusted net operating income, compared to a positive impact of $43 million in the first half 2019.

In the second quarter 2020, the segment’s operating cash flow excluding the change in working capital at replacement cost and excluding financial charges, except those related to leases was $1,810 million, a decrease of 63% compared to $4,882 million in the second quarter 2019 for the same reasons aforementioned above with respect to the adjusted net operating income for the second quarter. In the first half 2020, the segment’s operating cash flow excluding the change in working capital at replacement cost and excluding financial charges, except those related to leases was $4,386 million, a decrease of 52% compared to $9,128 million in the first half 2019.

In the second quarter 2020, the segment’s cash flow from operating activities excluding financial charges, except those related to leases was $910 million, a decrease of 76% compared to $3,768 million in the second quarter 2019. In the first half 2020, the segment’s cash flow from operating activities excluding financial charges, except those related to leases was $4,833 million, a decrease of 37% compared to $7,704 million in the first half 2019.

B.3.    Downstream (Refining & Chemicals and Marketing & Services segments)

Results

2Q20	1Q20	2Q19	2Q20 vs 2Q19	in millions of dollars	1H20	1H19	1H20 vs 1H19
21,419	37,198	45,180	-53%	Non-Group sales	58,617	88,170	-34%
866	(1,190)	934	-7%	Operating income	(324)	2,747	ns
(13)	(47)	222	ns	Net income (loss) from equity affiliates and other items	(60)	361	ns
(259)	303	(124)	ns	Tax on net operating income	44	(580)	ns
594	(934)	1,032	-42%	Net operating income	(340)	2,528	ns
110	1,618	106	+3.8%	Adjustments affecting net operating income	1,728	(291)	ns
704	684	1,138	-38%	Adjusted net operating income*	1,388	2,237	-38%
457	277	557	-18%	Organic investments	734	876	-16%
(20)	(30)	38	ns	Net acquisitions	(50)	(93)	ns
437	247	595	-27%	Net investments	684	783	-13%

* Detail of adjustment items shown in the business segment information starting on page 26 of this exhibit

In the second quarter 2020, the Downstream segment’s operating cash flow excluding the change in working capital at replacement cost and excluding financial charges, except those related to leases was $1,488 million, an increase of 4% compared to $1,432 million in the second quarter 2019. In the first half 2020, the Downstream segment’s operating cash flow excluding the change in working capital at replacement cost and excluding financial charges, except those related to leases was $2,552 million, a decrease of 18% compared to $3,118 in the first half 2019.

In the second quarter 2020, the Downstream segment’s cash flow from operating activities excluding financial charges, except those related to leases was $1,899 million, a decrease of 16% compared to $2,269 million in the second quarter 2019. In the first half 2020, the segment’s cash flow from operating activities excluding financial charges was $317 million, a decrease of 84% compared to $1,963 in the first half 2019.

Refining & Chemicals segment

• Refinery and petrochemicals throughput and utilization rates

2Q20	1Q20	2Q19	2Q20 vs 2Q19	Refinery throughput and utilization rate*	1H20	1H19	1H20 vs 1H19
1,249	1,444	1,595	-22%	Total refinery throughput (kb/d)	1,347	1,729	-22%
205	255	447	-54%	• France	230	520	-56%
595	756	679	-12%	• Rest of Europe	676	751	-10%
449	433	469	-4%	• Rest of world	441	458	-4%
59%	69%	77%		Utilization rates based on crude only**	64%	83%

* Includes refineries in Africa reported in the Marketing & Services segment.

** Based on distillation capacity at the beginning of the year.

• Petrochemicals production and utilization rates

2Q20	1Q20	2Q19	2Q20 vs 2Q19	Petrochemicals production and utilization rate	1H20	1H19	1H20 vs 1H19
1,391	1,386	993	+40%	Monomers* (kt)	2,778	2,386	+16%
1,193	1,202	1,127	+6%	Polymers (kt)	2,395	2,424	-1%
84%	83%	64%		Vapocracker utilization rate**	83%	75%

*	Olefins
**	Based on olefins production from steamcrackers and their treatment capacity at the start of the year.

Refinery throughput volumes decreased by 22% in the second quarter and in the first half of 2020 year-on-year, mainly due to prolonging the planned shutdown at Feyzin in France, the decision to not restart Grandpuits after a major turnaround given the drop in demand and the shutdown of the distillation unit at the Normandy platform following an incident at the end of 2019.

Monomer production was:

●

Up by a strong 40% in the second quarter compared to a year ago. In the second quarter 2019, it was 993 kt due to planned maintenance on the steamcrackers at Daesan in South Korea and Port Arthur in the United States.

●	Up 16% in the first half 2020 for the same reasons.

Polymer production was:

●

Up 6% in the second quarter 2020 compared to a year ago. It was 1,127 kt in the second quarter 2019 due to planned maintenance of the steamcracker upstream of the polymer units at Daesan in South Korea.

●

Stable in the first half with a decrease of only 1% for the same reasons and taking into account the closure of the polystyrene site at El Prat in Spain and the planned maintenance at the Qatofin platform in Qatar in the first quarter 2020.

Results

2Q20	1Q20	2Q19	2Q20 vs 2Q19	in millions of dollars	1H20	1H19	1H20 vs 1H19
9,433	18,523	22,509	-58%	Non-Group sales	27,956	44,220	-37%
632	(1,268)	484	+31%	Operating income	(636)	1,728	ns
(35)	(57)	111	ns	Net income (loss) from equity affiliates and other items	(92)	260	ns
(132)	335	46	ns	Tax on net operating income	203	(246)	ns
465	(990)	641	-27%	Net operating income	(525)	1,742	ns
110	1,372	74	+49%	Adjustments affecting net operating income	1,482	(271)	ns
575	382	715	-20%	Adjusted net operating income*	957	1,471	-35%
302	168	353	-14%	Organic investments	470	593	-21%
(15)	(36)	(58)	ns	Net acquisitions	(51)	(182)	ns
287	132	295	-3%	Net investments	419	411	+2%

*Detail of adjustment items shown in the business segment information starting on page 26 of this exhibit.

Adjusted net operating income for the Refining & Chemicals segment decreased by 20% to $575 million in the second quarter 2020 compared to a year ago. The decrease was notably due to an even more severely degraded refining margin environment in the second quarter 2020 and low plant utilization of 59%, partially offset by resilient petrochemical margins and outperformance of the trading activities. In the first half 2020, adjusted net operating income was $957 million, down 35% compared to a year ago. This decrease was notably linked to the degraded refining margin environment in the first half 2020 and to the weak plant utilization rate of 64%, partially offset by resilient petrochemical margins and very good performance of the trading activities.

Adjusted net operating income for the Refining & Chemicals segment excludes any after-tax inventory valuation effect and special items. In the second quarter 2020, the exclusion of the inventory valuation effect had a positive impact of $86 million on the segment’s adjusted net operating income, compared to a positive impact of $1 million in the second quarter 2019. In the second quarter 2020 the exclusion of special items had a positive impact of $24 million on the segment’s adjusted net operating income, compared to a positive impact of $73 million in the second quarter 2019. In the first half 2020, the exclusion of the inventory valuation effect had a positive impact of $1,371 million on the segment’s adjusted net operating income, compared to a negative impact of $344 million in the first half 2019. In the first half 2020, the exclusion of special items had a positive impact of $111 million on the segment’s adjusted net operating income, compared to a positive impact of $73 million in the first half 2019.

In the second quarter 2020, the segment’s operating cash flow excluding the change in working capital at replacement cost and excluding financial charges, except those related to leases was $996 million, an increase of 24% compared to $806 million in the second quarter 2019, for the reasons aforementioned with respect to the decrease in the adjusted net operating income for the second quarter 2020 in addition to the receipt in the second quarter 2020 of the dividend from HTC. In the first half 2020, the segment’s operating cash flow excluding the change in working capital at replacement cost and excluding financial charges, except those related to leases was $1,670 million, a decrease of 13%

compared to $1,910 in the first half 2019, for the reasons aforementioned with respect to the decrease in the adjusted net operating income for first half 2020.

In the second quarter 2020, the segment’s cash flow from operating activities excluding financial charges was $1,080 million, a decrease of 35% compared to $1,658 million in the second quarter 2019. In the first half 2020, the segment’s cash flow from operating activities excluding financial charges was $(103) million compared to $1,120 million in the first half 2019.

B.4.    Marketing & Services segment

Petroleum product sales

2Q20	1Q20	2Q19	2Q20 vs 2Q19	sales in kb/d*	1H20	1H19	1H20 vs 1H19
1,301	1,656	1,860	-30%	Total Marketing & Services sales	1,478	1,848	-20%
740	906	1,004	-26%	• Europe	823	1,008	-18%
561	750	856	-34%	• Rest of world	656	840	-22%

*Excludes trading and bulk refining sales.

Petroleum product sales volumes fell by 30% in the second quarter 2020 and by 20% in the first half 2020 year-on-year notably due to the impact of the lockdown on demand.

Results

2Q20	1Q20	2Q19	2Q20 vs 2Q19	in millions of dollars	1H20	1H19	1H20 vs 1H19
11,986	18,675	22,671	-47%	Non-Group sales	30,661	43,950	-30%
234	78	450	-48%	Operating income	312	1,019	-69%
22	10	111	-80%	Net income (loss) from equity affiliates and other items	32	101	-68%
(127)	(32)	(170)	ns	Tax on net operating income	(159)	(334)	ns
129	56	391	-67%	Net operating income	185	786	-76%
-	246	32	ns	Adjustments affecting net operating income	246	(20)	ns
129	302	423	-70%	Adjusted net operating income*	431	766	-44%
155	109	204	-24%	Organic investments	264	283	-7%
(5)	6	96	ns	Net acquisitions	1	89	-99%
150	115	300	-50%	Net investments	265	372	-29%

*Detail of adjustment items shown in the business segment information starting on page 26 of this exhibit.

Adjusted net operating income for the Marketing & Services segment was $129 million in the second quarter 2020, a drop of 70% due to the decrease in volumes. It decreased by 44% in the first half 2020 compared to last year for the same reason.

Adjusted net operating income for the Marketing & Services segment excludes any after-tax inventory valuation effect and special items. In the second quarter 2020, the exclusion of the inventory valuation effect had a positive impact of $9 million on the segment’s adjusted net operating income, compared to a positive impact of $25 million in the second quarter 2019. In the second quarter 2020, the exclusion of special items had a negative impact of $9 million on the segment’s adjusted net operating income, compared to a positive impact of $7 million in the first half 2019. In the first half 2020, the exclusion of the inventory valuation effect had a positive impact of $163 million on the segment’s adjusted net operating income, compared to a negative impact of $27 million in the first half 2019. In the first half 2020, the exclusion of special items had a positive impact of $83 million on the segment’s adjusted net operating income, compared to a positive impact of $7 million in the first half 2019.

In the second quarter 2020, the segment’s operating cash flow excluding the change in working capital at replacement cost and excluding financial charges, except those related to leases was $492 million, a decrease of 21% compared to $626 million in the second quarter 2019. In the first half 2020, the segment’s operating cash flow excluding the change in working capital at replacement cost and excluding financial charges, except those related to leases was $882 million, a decrease of 27% compared to $1,208 million in the first half 2019.

In the second quarter 2020, the segment’s cash flow from operating activities excluding financial charges was $819 million, an increase of 34% compared to $611 million in the second quarter 2019. In the first half 2020, the segment’s cash flow from operating activities excluding financial charges was $420 million, a decrease of 50% compared to $843 million in the first half 2019.

C.	GROUP RESULTS

Net income (Group share)

In the second quarter 2020, net income (Group share) was $(8,369) million, a decrease compared to $2,756 million in the second quarter 2019. In the first half 2020, net income (Group share) was $(8,335) million, a decrease compared to $5,867 million in the first half 2019.

Adjusted net income excludes the after-tax inventory effect, special items and the impact of changes in fair value2.

Adjusted net income (Group share) was:

●

$126 million in the second quarter 2020, compared to $2,887 million a year ago due to lower Brent prices, natural gas prices and refining margins as well as the impact of the Covid-19 crisis on demand.

●	$1,907 million in the first half 2020 for the same reasons.

Total adjustments affecting net income3 were $(8,495) million in the second quarter 2020, including $(8,101) million for impairments.

Fully-diluted shares

The number of fully-diluted shares was 2,605 million on June 30, 2020.

Acquisitions - Asset sales

Acquisitions were:

●

$857 million in the second quarter 2020, comprised notably of finalizing the acquisition in India of 50% of a portfolio of installed solar activities from Adani Green Energy Limited as well as the acquisition of interests in Blocks 20 and 21 in Angola.

●

$2.5 billion in the first half 2020, comprised of the elements above as well as the finalization of the acquisition of 37.4% of Adani Gas Limited in India and the payment for a second tranche linked to taking the 10% stake in the Arctic LNG 2 project in Russia.

Asset sales were:

●	$136 million in the second quarter 2020.

●

$678 million in the first half 2020, comprised notably of the sales of Block CA1 in Brunei, the Group’s interest in the Fos Cavaou regasification terminal in France, and 50% of a portfolio of solar and wind assets by Total Quadran in France.

Cash flow

The Group’s cash flow from operating activities was $3,479 million, a decrease of 44% compared to $6,251 million in the second quarter 2019. The Group’s cash flow from operating activities was $4,778 million in the first half 2020, a decrease of 52% compared to $9,880 million in the first half 2019.

The change in working capital at replacement cost in the second quarter 2020, which is the (increase)/decrease in working capital of $431 million as determined in accordance with IFRS adjusted for the pre-tax inventory valuation effect of $(42) million, was $389 million, compared to $(357) million in the second quarter 2019. The change in working capital at replacement cost in the first half 2020, which is the (increase)/decrease in working capital of $(453) million as determined in accordance with IFRS adjusted for the pre-tax inventory valuation effect of $(1,838) million, was $(2,291) million, compared to $(2,761) million in the first half 2019.

[2] Details shown on page 15 of this exhibit. [3] Details shown on pages 15 and 26-32 of this exhibit.

In the second quarter 2020, operating cash flow excluding the change in working capital at replacement cost was $3,148 million, a decrease of 53% compared to $6,707 million in the second quarter 2019. This operating cash flow includes organic loan repayments from equity affiliates, effective second quarter 2019, and capital gain from renewable projects sale, effective first quarter 2020. In the first half 2020, operating cash flow excluding the change in working capital at replacement cost was $7,164 million, a decrease of 44% compared to $12,740 million in the first half 2019.

In the second quarter 2020, operating cash flow excluding the change in working capital at replacement cost, without financial charges (DACF)4 was $3,647 million, a decrease of 49% compared to $7,208 million in the second quarter 2019. In the first half 2020, operating cash flow excluding the change in working capital at replacement cost, without financial charges (DACF) was $8,175 million, a decrease of 41% compared to $13,744 million in the first half 2019.

The Group’s net cash flow5 was:

●

$226 million in the second quarter 2020 compared to $3.3 billion a year ago due to the decrease in operating cash flow before working capital changes in the context of sharply lower oil and gas prices. It remains positive thanks to the decrease in net investments.

●

$0.6 billion in the first half 2020 compared to $6.2 billion year-on-year due to the decrease in operating cash flow before working capital changes of $5.6 billion in the context of sharply lower oil and gas prices.

D. PROFITABILITY

Return on equity for the twelve months ended June 30, 2019, was 7.5%.

in millions of dollars	07/01/2019 - 06/30/2020	04/01/2019 - 03/31/2020	07/01/2018 - 06/30/2019
Adjusted net income	8,214	11,079	13,125
Adjusted shareholders’ equity	109,448	113,607	117,787
Return on equity (ROE)	7.5%	9.8%	11.1%

Return on average capital employed was 7% for the twelve months ended June 30, 2020.

in millions of dollars	07/01/2019 - 06/30/2020	04/01/2019 - 03/31/2020	07/01/2018 - 06/30/2019
Adjusted net operating income	10,125	13,032	15,087
Adjusted capital employed	145,621	150,418	145,247
ROACE	7.0%	8.7%	10.4%

E. 2020 SENSITIVITIES*

	Change	Estimated impact on adjusted net operating income	Estimated impact on cash flow from operations
Dollar	+/- 0.1 $ per €	-/+ 0.1 B$	~0 B$
Average Liquids Price**	+/- 10$/b	+/- 2.9 B$	+/- 3.3 B$
European gas price – NBP ($/Mbtu)	+/- 1 $/Mbtu	+/- 0.35 B$	+/- 0.35 B$
Variable cost margin, European refining (VCM)	+/- 10 $/t	+/- 0.5 B$	+/- 0.6 B$

* Sensitivities are revised once per year upon publication of the previous year’s fourth quarter results. Sensitivities are estimates based on assumptions about the Group’s portfolio in 2020. Actual results could vary significantly from estimates based on the application of these sensitivities. The impact of the $-€ sensitivity on adjusted net operating income is essentially attributable to Refining & Chemicals. Please find the indicators detailed page 17.

** In a 60 $/b Brent environment.

4 DACF = debt adjusted cash flow, is defined as cash flow from operating activities before changes in working capital at replacement cost, without financial charges.

5 Net cash flow = operating cash flow before working capital changes - net investments (including other transactions with non-controlling interests).

F. SUMMARY AND OUTLOOK

Oil prices strengthened since the beginning of June, reaching around 40 $/b, benefiting from strong compliance with the OPEC+ quotas and the decline of hydrocarbon production in the United States and Canada as well as a recovery in demand.

The oil environment, however, remains volatile, given the uncertainty around the extent and speed of the global economic recovery post-Covid-19.

The Group demonstrates discipline in the implementation of its 2020 action plan:

- Net investments below $14 billion,

- Savings of $1 billion on operating costs compared to 2019.

TOTAL will continue to profitably grow in low carbon electricity, particularly in renewables, with close to $2 billion of investments in 2020.

In LNG, TOTAL anticipates significant deferred liftings in the third quarter and expects the decline in oil prices observed in the second quarter to have an impact on long-term LNG contract prices in the second half of the year.

Considering the implementation of the OPEC+ quotas and the situation in Libya, the Group now expects 2020 production to be between 2.9 Mboe/d and 2.95 Mboe/d, with a low point in the third quarter during the summer season. The ramp up of Iara’s second FPSO in Brazil will contribute to production growth in the last part of the year. In the Downstream, high inventory levels continue to weigh on refining margins and utilization rates. In the Marketing & Services segment, activity in Europe returned to 90% of its pre-crisis level since June and the Group anticipates that it will remain at a comparable level in the coming months.

The Group’s priority is to generate a level of cash flow (DACF) that allows it to continue to invest in profitable projects, to preserve an attractive shareholder return and to maintain a strong balance sheet. To this end, the Group’s teams are focused on the four priorities of HSE, operational excellence, cost reduction and cash flow generation.

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the beliefs and assumptions of the management of TOTAL and on the information currently available to such management. Forward-looking statements include information concerning forecasts, projections, anticipated synergies, and other information concerning possible or assumed future results of TOTAL, and are often, but not always, preceded by, followed by, or otherwise include the words “believes”, “expects”, “anticipates”, “intends”, “plans”, “targets”, “estimates” or similar expressions.

Forward-looking statements are not assurances of results or values. They involve risks, uncertainties and assumptions. TOTAL’s future results and share value may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond TOTAL’s ability to control or predict. Except for its ongoing obligations to disclose material information as required by applicable securities laws, TOTAL does not have any intention or obligation to update forward-looking statements after the distribution of this document, even if new information, future events or other circumstances have made them incorrect or misleading.

You should understand that various factors, certain of which are discussed elsewhere in this document and in the documents referred to in, or incorporated by reference into, this document, could affect the future results of TOTAL and could cause results to differ materially from those expressed in such forward-looking statements, including:

•

material adverse changes in general economic conditions or in the markets served by TOTAL, including changes in the prices of oil, natural gas, refined products, petrochemical products and other chemicals;

•	changes in currency exchange rates and currency devaluations;
•	the success and the economic efficiency of oil and natural gas exploration, development and production programs, including without limitation, those that are not controlled and/or operated by TOTAL;
•	uncertainties about estimates of changes in proven and potential reserves and the capabilities of production facilities;
•	uncertainties about the ability to control unit costs in exploration, production, refining and marketing (including refining margins) and chemicals;
•	changes in the current capital expenditure plans of TOTAL;
•	the ability of TOTAL to realize anticipated cost savings, synergies and operating efficiencies;
•	the financial resources of competitors;
•	changes in laws and regulations, including tax and environmental laws and industrial safety regulations;
•	the quality of future opportunities that may be presented to or pursued by TOTAL;
•	the ability to generate cash flow or obtain financing to fund growth and the cost of such financing and liquidity conditions in the capital markets generally;
•	the ability to obtain governmental or regulatory approvals;
•	the ability to respond to challenges in international markets, including political or economic conditions, including international armed conflict, and trade and regulatory matters;
•	the ability to complete and integrate appropriate acquisitions, strategic alliances and joint ventures;
•

changes in the political environment that adversely affect exploration, production licenses and contractual rights or impose minimum drilling obligations, price controls, nationalization or expropriation, and regulation of refining and marketing, chemicals and power generating activities;

•	the possibility that other unpredictable events such as labor disputes or industrial accidents will adversely affect the business of TOTAL; and
•	the risk that TOTAL will inadequately hedge the price of crude oil or finished products.

For additional factors, you should read the information set forth under “Item 3. -3.2 Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in TOTAL’s Form 20-F/A for the year ended December 31, 2019.

OPERATING INFORMATION BY SEGMENT

Group production (Exploration & Production + iGRP)

2Q20	1Q20	2Q19	2Q20 vs 2Q19	Combined liquids and gas production by region (kboe/d)	1H20	1H19	1H20 vs 1H19

1,032	1,097	997	+3%	Europe and Central Asia	1,064	993	+7%
653	701	686	-5%	Africa	677	691	-2%
641	681	703	-9%	Middle East and North Africa	661	695	-5%
314	372	358	-12%	Americas	343	365	-6%
206	235	214	-4%	Asia-Pacific	220	207	+6%

2,846	3,086	2,957	-4%	Total production	2,996	2,951	-

699	753	750	-7%	• includes equity affiliates	726	730	-

2Q20	1Q20	2Q19	2Q20 vs 2Q19	Liquids production by region (kb/d)	1H20	1H19	1H20 vs 1H19

381	404	328	+16%	Europe and Central Asia	392	340	+15%
514	555	549	-6%	Africa	534	545	-2%
494	516	546	-9%	Middle East and North Africa	505	534	-5%
127	178	160	-20%	Americas	153	168	-9%
37	47	41	-10%	Asia-Pacific	42	40	+5%

1,553	1,699	1,624	-4%	Total production	1,626	1,627	-

199	214	225	-12%	• includes equity affiliates	207	221	-6%

2Q20	1Q20	2Q19	2Q20 vs 2Q19	Gas production by region (Mcf/d)	1H20	1H19	1H20 vs 1H19

3,506	3,734	3,639	-4%	Europe and Central Asia	3,620	3,532	+2%
706	746	703	-	Africa*	726	749	-3%
818	912	866	-6%	Middle East and North Africa	865	885	-2%
1,047	1,092	1,107	-5%	Americas	1,069	1,104	-3%
968	1,076	994	-3%	Asia-Pacific*	1,022	968	+6%

7,045	7,560	7,309	-4%	Total production*	7,302	7,238	+1%

2,698	2,905	2,868	-6%	• includes equity affiliates*	2,802	2,762	+1%

*2Q19 and 1H19 data restated

Downstream (Refining & Chemicals and Marketing & Services)

2Q20	1Q20	2Q19	2Q20 vs 2Q19	Petroleum product sales by region (kb/d)	1H20	1H19	1H20 vs 1H19

1,449	1,771	2,018	-28%	Europe	1,610	2,020	-20%
463	683	751	-38%	Africa	573	705	-19%
861	766	846	+2%	Americas	814	842	-3%
433	444	536	-19%	Rest of world	439	576	-24%

3,208	3,663	4,152	-23%	Total consolidated sales	3,435	4,143	-17%
366	497	535	-32%	• includes bulk sales	432	546	-21%
1,541	1,510	1,757	-12%	• includes trading	1,525	1,749	-13%

2Q20	1Q20	2Q19	2Q20 vs 2Q19	Petrochemicals production* (kt)	1H20	1H19	1H20 vs 1H19

1,275	1,272	1,318	-3%	Europe	2,547	2,734	-7%
637	664	475	+34%	Americas	1,301	1,089	+19%
672	652	327	x2.1	Middle East and Asia	1,324	987	+34%

*Olefins, polymers

ADJUSTMENT ITEMS

Adjustment items to net income (Group share)

2Q20	1Q20	2Q19	in millions of dollars	1H20	1H19
(8,321)	(334)	(56)	Special items affecting net income (Group share)	(8,655)	(70)

-	-	-	• Gain (loss) on asset sales	-	-
(20)	(80)	(31)	• Restructuring charges	(100)	(33)
(8,101)	-	(57)	• Impairments	(8,101)	(57)
(200)	(254)	32	• Other	(454)	20

(94)	(1,414)	(28)	After-tax inventory effect: FIFO vs. replacement cost	(1,508)	360

(80)	1	(47)	Effect of changes in fair value	(79)	(69)

(8,495)	(1,747)	(131)	Total adjustments affecting net income	(10,242)	221

INVESTMENTS — DIVESTMENTS

2Q20	1Q20	2Q19	2Q20 vs 2Q19	in millions of dollars	1H20	1H19	1H20 vs 1H19

2,201	2,523	3,028	-27%	Organic investments (a)	4,724	5,811	-19%

162	135	185	-12%	● Capitalized exploration	297	417	-29%
733	279	370	+98%	● Increase in non-current loans	1,012	500	x2
(58)	(117)	(254)	ns	● Repayment of non-current loans, excluding organic loan repayment from equity affiliates*	(175)	(388)	ns

(47)	(105)	-	ns	● Change in debt from renewable projects (Group share)	(152)	-	ns

857	1,644	614	+40%	Acquisitions (b)	2,501	1,284	+95%

136	542	212	-36%	Asset sales (c)	678	575	+18%

22	61	-	ns	● Change in debt from renewable projects (partner share)	83	-	ns

-	-	-	ns	Other transactions with non-controlling interests (d)	-	-	ns

2,922	3,625	3,430	-15%	Net investments (a+b-c-d)	6,547	6,520	-
(41)	7	(99)	ns	Organic loan repayment from equity affiliates* (e)	(34)	(99)	ns
69	166	-	ns	Change in debt from renewable projects financing** (f)	235	-	ns
22	24	-	ns	Capex linked to capitalized leasing contracts (g)	46	-	ns
2,928	3,774	3,331	-12%	Cash flow used in investing activities (a+b-c+e+f-g)	6,702	6,421	+4%

*Effective second quarter 2019, organic loan repayments from equity affiliates are defined as loan repayments from equity affiliates coming from their cash flow from operations.

**Change in debt from renewable projects (Group share and partner share).

CASH FLOW

2Q20	1Q20	2Q19	2Q20 vs 2Q19	in millions of dollars	1H20	1H19	1H20 vs 1H19
3,647	4,528	7,208	-49%	Operating cash flow before working capital changes w/o financial charges (DACF)	8,175	13,744	-41%
(499)	(512)	(501)	ns	● Financial charges	(1,011)	(1,004)	ns
3,148	4,016	6,707	-53%	Operating cash flow before working capital changes (a)	7,164	12,740	-44%
431	(884)	(317)	ns	● (Increase) decrease in working capital	(453)	(3,287)	ns
(42)	(1,796)	(40)	ns	● Inventory effect	(1,838)	526	ns
(17)	(44)	-	ns	● Capital gain from renewable projects sale	(61)	-	ns
(41)	7	(99)	ns	● Organic repayment of loans from equity affiliates	(34)	(99)	ns

3,479	1,299	6,251	-44%	Cash flow from operations	4,778	9,880	-52%

2,201	2,523	3,028	-27%	Organic investments (b)	4,724	5,811	-19%

947	1,493	3,679	-74%	Free cash flow after organic investments, w/o net asset sales (a-b)	2,440	6,929	-65%

2,922	3,625	3,430	-15%	Net investments (c)	6,547	6,520	-

226	391	3,277	-93%	Net cash flow (a-c)	617	6,220	-90%

GEARING RATIO*

in millions of dollars	06/30/2020	03/31/2020	06/30/2019
Current borrowings	16,154	18,521	16,221
Net current financial assets	(6,159)	(6,412)	(3,110)
Net financial assets classified as held for sale	-	-	-
Non-current financial debt	61,540	48,896	45,394
Non-current financial assets	(2,431)	(1,133)	(771)
Cash and cash equivalents	(29,727)	(21,634)	(26,723)

Net debt (a)	39,377	38,238	31,011

of which leases	7,383	7,309	7,015
Shareholders’ equity – Group share	101,205	112,006	116,862
Non-controlling interests	2,334	2,428	2,362

Shareholders’ equity (b)	103,539	114,434	119,224

Net-debt-to-capital ratio = a/(a+b)	27.6%	25.0%	20.6%
Net-debt-to-capital ratio excluding leases	23.6%	21.3%	16.8%

*The net-debt-to-capital ratios include the impact of the new IFRS 16 rule, effective January 1, 2019.

RETURN ON AVERAGE CAPITAL EMPLOYED

Twelve months ended June 30, 2020

in millions of dollars	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services
Adjusted net operating income	4,259	2,607	2,489	1,318
Capital employed at 06/30/2019*	90,633	37,290	12,300	8,535
Capital employed at 06/30/2020*	79,096	43,527	12,843	8,366

ROACE	5.0%	6.5%	19.8%	15.6%

Twelve months ended March 31, 2020

in millions of dollars	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services
Adjusted net operating income	6,490	2,710	2,629	1,612
Capital employed at 03/31/2019*	90,051	37,235	13,153	8,255
Capital employed at 03/31/2020*	85,622	44,236	12,878	8,764

ROACE	7.4%	6.7%	20.2%	18.9%

* At replacement cost (excluding after-tax inventory effect).

MAIN INDICATORS

	$/€	Brent ($/b)	Average liquids price* ($/b)	Average gas price* ($/Mbtu)	Average LNG price** ($/Mbtu)	Variable cost margin, European refining*** ($/t)
Second quarter 2020	1.10	29.6	23.4	2.61	4.40	14.3
First quarter 2020	1.10	50.1	44.4	3.35	6.32	26.3

* Sales in $ / sales in volume for consolidated subsidiaries (excluding stock value variation).

** Sales in $ / sales in volume for consolidated subsidiaries and equity affiliates (excluding stock value variation). This indicator reflects the combined effect of sales volumes and prices of long-term contracts and spot sales. The share of spot sales volumes increased in the second quarter of 2020 compared to the first quarter 2020 due to deferments of some LNG uplifts by some long term contract buyers, while the average long-term contract price was only reduced by 16% because of deferred impact of the oil price decrease.

*** This indicator represents the average margin on variable costs realized by TOTAL’s European refining business (equal to the difference between the sales of refined products realized by TOTAL’s European refining and the crude purchases as well as associated variable costs, divided by refinery throughput in tons).

Disclaimer: Data is based on TOTAL’s reporting and is not audited. To the extent permitted by law, TOTAL SE disclaims all liability from the use of the main indicators.

CONSOLIDATED STATEMENT OF INCOME

TOTAL

(unaudited)
(M$)(a)	2nd quarter 2020	1st quarter 2020	2nd quarter 2019

Sales	25,730	43,870	51,242
Excise taxes	(4,168)	(5,293)	(6,040)
Revenues from sales	21,562	38,577	45,202

Purchases, net of inventory variation	(12,025)	(28,068)	(30,390)
Other operating expenses	(6,321)	(6,944)	(7,078)
Exploration costs	(114)	(140)	(170)
Depreciation, depletion and impairment of tangible assets and mineral interests	(11,593)	(3,635)	(3,661)
Other income	362	580	321
Other expense	(108)	(420)	(189)

Financial interest on debt	(530)	(569)	(568)
Financial income and expense from cash & cash equivalents	50	(155)	(42)
Cost of net debt	(480)	(724)	(610)

Other financial income	419	188	326
Other financial expense	(161)	(181)	(188)

Net income (loss) from equity affiliates	(447)	732	812

Income taxes	484	37	(1,571)

Consolidated net income	(8,422)	2	2,804

Group share	(8,369)	34	2,756
Non-controlling interests	(53)	(32)	48

Earnings per share ($)	(3.27)	(0.01)	1.01

Fully-diluted earnings per share ($)	(3.27)	(0.01)	1.00

(a) Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TOTAL

(unaudited)
(M$)	2nd quarter 2020	1st quarter 2020	2nd quarter 2019

Consolidated net income	(8,422)	2	2,804

Other comprehensive income

Actuarial gains and losses	(356)	133	(223)
Change in fair value of investments in equity instruments	90	(164)	74
Tax effect	101	(15)	59
Currency translation adjustment generated by the parent company	1,780	(1,976)	1,057

Items not potentially reclassifiable to profit and loss	1,615	(2,022)	967

Currency translation adjustment	(919)	(21)	(619)
Cash flow hedge	231	(1,524)	(246)
Variation of foreign currency basis spread	14	56	43
Share of other comprehensive income of equity affiliates, net amount	296	(1,223)	(135)
Other	-	3	1
Tax effect	(78)	445	69

Items potentially reclassifiable to profit and loss	(456)	(2,264)	(887)

Total other comprehensive income (net amount)	1,159	(4,286)	80

Comprehensive income	(7,263)	(4,284)	2,884

Group share	(7,253)	(4,171)	2,797
Non-controlling interests	(10)	(113)	87

CONSOLIDATED STATEMENT OF INCOME

TOTAL

(unaudited)
(M$)(a)	1st half 2020	1st half 2019

Sales	69,600	102,447
Excise taxes	(9,461)	(12,121)
Revenues from sales	60,139	90,326

Purchases, net of inventory variation	(40,093)	(60,111)
Other operating expenses	(13,265)	(13,803)
Exploration costs	(254)	(458)
Depreciation, depletion and impairment of tangible assets and mineral interests	(15,228)	(7,127)
Other income	942	568
Other expense	(528)	(398)

Financial interest on debt	(1,099)	(1,129)
Financial income and expense from cash & cash equivalents	(105)	(70)
Cost of net debt	(1,204)	(1,199)

Other financial income	607	486
Other financial expense	(342)	(383)

Net income (loss) from equity affiliates	285	1,523

Income taxes	521	(3,480)

Consolidated net income	(8,420)	5,944

Group share	(8,335)	5,867
Non-controlling interests	(85)	77

Earnings per share ($)	(3.29)	2.17

Fully-diluted earnings per share ($)	(3.29)	2.16

(a) Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TOTAL

(unaudited)
(M$)	1st half 2020	1st half 2019

Consolidated net income	(8,420)	5,944

Other comprehensive income

Actuarial gains and losses	(223)	(59)
Change in fair value of investments in equity instruments	(74)	107
Tax effect	86	14
Currency translation adjustment generated by the parent company	(196)	(474)

Items not potentially reclassifiable to profit and loss	(407)	(412)

Currency translation adjustment	(940)	187
Cash flow hedge	(1,293)	(373)
Variation of foreign currency basis spread	70	54
Share of other comprehensive income of equity affiliates, net amount	(927)	253
Other	3	2
Tax effect	367	107

Items potentially reclassifiable to profit and loss	(2,720)	230

Total other comprehensive income (net amount)	(3,127)	(182)

Comprehensive income	(11,547)	5,762

Group share	(11,424)	5,637
Non-controlling interests	(123)	125

CONSOLIDATED BALANCE SHEET

TOTAL

	June 30, 2020	March 31, 2020	December 31, 2019	June 30, 2019

(M$)	(unaudited)	(unaudited)		(unaudited)

ASSETS

Non-current assets
Intangible assets, net	33,114	32,823	33,178	29,229

Property, plant and equipment, net	104,925	113,254	116,408	118,063
Equity affiliates : investments and loans	27,470	26,998	27,122	26,473
Other investments	1,627	1,660	1,778	1,660
Non-current financial assets	2,431	1,133	912	771
Deferred income taxes	7,257	6,694	6,216	6,022
Other non-current assets	2,539	2,537	2,415	2,306

Total non-current assets	179,363	185,099	188,029	184,524

Current assets
Inventories, net	12,688	11,556	17,132	16,410
Accounts receivable, net	13,481	18,029	18,488	20,349
Other current assets	17,155	19,429	17,013	15,958
Current financial assets	6,570	7,016	3,992	3,536
Cash and cash equivalents	29,727	21,634	27,352	26,723
Assets classified as held for sale	421	421	1,288	-

Total current assets	80,042	78,085	85,265	82,976

Total assets	259,405	263,184	273,294	267,500

LIABILITIES & SHAREHOLDERS’ EQUITY

Shareholders’ equity
Common shares	8,159	8,123	8,123	8,301
Paid-in surplus and retained earnings	107,934	119,935	121,170	123,351
Currency translation adjustment	(13,265)	(14,431)	(11,503)	(11,177)
Treasury shares	(1,623)	(1,621)	(1,012)	(3,613)

Total shareholders’ equity - Group share	101,205	112,006	116,778	116,862

Non-controlling interests	2,334	2,428	2,527	2,362

Total shareholders’ equity	103,539	114,434	119,305	119,224

Non-current liabilities
Deferred income taxes	10,346	10,462	11,858	11,486
Employee benefits	3,612	3,260	3,501	3,375
Provisions and other non-current liabilities	19,487	19,452	20,613	21,629
Non-current financial debt	61,540	48,896	47,773	45,394

Total non-current liabilities	94,985	82,070	83,745	81,884

Current liabilities
Accounts payable	19,198	22,123	28,394	27,059
Other creditors and accrued liabilities	24,790	25,102	25,749	22,686
Current borrowings	16,154	18,521	14,819	16,221
Other current financial liabilities	411	604	487	426
Liabilities directly associated with the assets classified as held for sale	328	330	795	-

Total current liabilities	60,881	66,680	70,244	66,392

Total liabilities & shareholders’ equity	259,405	263,184	273,294	267,500

CONSOLIDATED STATEMENT OF CASH FLOW

TOTAL

(unaudited)
(M$)	2nd quarter 2020	1st quarter 2020	2nd quarter 2019

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	(8,422)	2	2,804
Depreciation, depletion, amortization and impairment	11,701	3,730	3,819
Non-current liabilities, valuation allowances and deferred taxes	(796)	(661)	239
(Gains) losses on disposals of assets	(131)	(209)	(191)
Undistributed affiliates’ equity earnings	978	(587)	(168)
(Increase) decrease in working capital	431	(884)	(317)
Other changes, net	(282)	(92)	65

Cash flow from operating activities	3,479	1,299	6,251

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(2,409)	(2,364)	(2,881)
Acquisitions of subsidiaries, net of cash acquired	-	(188)	(208)
Investments in equity affiliates and other securities	(136)	(1,534)	(437)
Increase in non-current loans	(733)	(295)	(370)

Total expenditures	(3,278)	(4,381)	(3,896)
Proceeds from disposals of intangible assets and property, plant and equipment	219	44	155
Proceeds from disposals of subsidiaries, net of cash sold	12	142	(1)
Proceeds from disposals of non-current investments	20	295	58
Repayment of non-current loans	99	126	353

Total divestments	350	607	565

Cash flow used in investing activities	(2,928)	(3,774)	(3,331)

CASH FLOW USED IN FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	374	-	449
- Treasury shares	(2)	(609)	(1,279)
Dividends paid:
- Parent company shareholders	(1,928)	(1,882)	(2,935)
- Non-controlling interests	(76)	-	(93)
Net issuance (repayment) of perpetual subordinated notes	-	-	-
Payments on perpetual subordinated notes	(134)	(97)	(175)
Other transactions with non-controlling interests	(22)	(48)	-
Net issuance (repayment) of non-current debt	15,430	42	2,331
Increase (decrease) in current borrowings	(6,604)	2,785	37
Increase (decrease) in current financial assets and liabilities	449	(2,995)	(164)
Cash flow from (used in) financing activities	7,487	(2,804)	(1,829)

Net increase (decrease) in cash and cash equivalents	8,038	(5,279)	1,091

Effect of exchange rates	55	(439)	200
Cash and cash equivalents at the beginning of the period	21,634	27,352	25,432

Cash and cash equivalents at the end of the period	29,727	21,634	26,723

CONSOLIDATED STATEMENT OF CASH FLOW

TOTAL

(unaudited)
(M$)	1st half 2020	1st half 2019

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	(8,420)	5,944
Depreciation, depletion, amortization and impairment	15,431	7,535
Non-current liabilities, valuation allowances and deferred taxes	(1,457)	379
(Gains) losses on disposals of assets	(340)	(364)
Undistributed affiliates’ equity earnings	391	(474)
(Increase) decrease in working capital	(453)	(3,287)
Other changes, net	(374)	147

Cash flow from operating activities	4,778	9,880

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(4,773)	(5,585)
Acquisitions of subsidiaries, net of cash acquired	(188)	(208)
Investments in equity affiliates and other securities	(1,670)	(1,190)
Increase in non-current loans	(1,028)	(500)

Total expenditures	(7,659)	(7,483)
Proceeds from disposals of intangible assets and property, plant and equipment	263	163
Proceeds from disposals of subsidiaries, net of cash sold	154	146
Proceeds from disposals of non-current investments	315	266
Repayment of non-current loans	225	487

Total divestments	957	1,062

Cash flow used in investing activities	(6,702)	(6,421)

CASH FLOW USED IN FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	374	450
- Treasury shares	(611)	(1,770)
Dividends paid:
- Parent company shareholders	(3,810)	(4,765)
- Non-controlling interests	(76)	(93)
Net issuance (repayment) of perpetual subordinated notes	-	-
Payments on perpetual subordinated notes	(231)	(315)
Other transactions with non-controlling interests	(70)	(150)
Net issuance (repayment) of non-current debt	15,472	3,581
Increase (decrease) in current borrowings	(3,819)	(1,489)
Increase (decrease) in current financial assets and liabilities	(2,546)	(58)
Cash flow from (used in) financing activities	4,683	(4,609)

Net increase (decrease) in cash and cash equivalents	2,759	(1,150)

Effect of exchange rates	(384)	(34)
Cash and cash equivalents at the beginning of the period	27,352	27,907

Cash and cash equivalents at the end of the period	29,727	26,723

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

TOTAL

(unaudited)
	Common shares issued		Paid-in surplus and retained earnings	Currency translation adjustment	Treasury shares		Shareholders’ equity - Group Share	Non- controlling interests	Total shareholders’ equity
(M$)	Number	Amount			Number	Amount
As of January 1, 2019	2,640,602,007	8,227	120,569	(11,313)	(32,473,281)	(1,843)	115,640	2,474	118,114
Net income of the first half 2019	-	-	5,867	-	-	-	5,867	77	5,944
Other comprehensive income	-	-	(366)	136	-	-	(230)	48	(182)
Comprehensive Income	-	-	5,501	136	-	-	5,637	125	5,762
Dividend	-	-	(3,875)	-	-	-	(3,875)	(93)	(3,968)
Issuance of common shares	26,281,753	74	1,271	-	-	-	1,345	-	1,345
Purchase of treasury shares	-	-	-	-	(32,331,446)	(1,770)	(1,770)	-	(1,770)
Sale of treasury shares(a)	-	-	-	-	4,010	-	-	-	-
Share-based payments	-	-	103	-	-	-	103	-	103
Share cancellation	-	-	-	-	-	-	-	-	-
Net issuance (repayment) of perpetual subordinated notes	-	-	(5)	-	-	-	(5)	-	(5)
Payments on perpetual subordinated notes	-	-	(207)	-	-	-	(207)	-	(207)
Other operations with non-controlling interests	-	-	-	-	-	-	-	(150)	(150)
Other items	-	-	(6)	-	-	-	(6)	6	-
As of June 30, 2019	2,666,883,760	8,301	123,351	(11,177)	(64,800,717)	(3,613)	116,862	2,362	119,224
Net income of the second half 2019	-	-	5,400	-	-	-	5,400	94	5,494
Other comprehensive income	-	-	(293)	(326)	-	-	(619)	20	(599)
Comprehensive Income	-	-	5,107	(326)	-	-	4,781	114	4,895
Dividend	-	-	(3,855)	-	-	-	(3,855)	(22)	(3,877)
Issuance of common shares	106,750	-	(6)	-	-	-	(6)	-	(6)
Purchase of treasury shares	-	-	-	-	(20,057,890)	(1,040)	(1,040)	-	(1,040)
Sale of treasury shares(a)	-	-	(219)	-	4,274,938	219	-	-	-
Share-based payments	-	-	104	-	-	-	104	-	104
Share cancellation	(65,109,435)	(178)	(3,244)	-	65,109,435	3,422	-	-	-
Net issuance (repayment) of perpetual subordinated notes	-	-	1	-	-	-	1	-	1
Payments on perpetual subordinated notes	-	-	(146)	-	-	-	(146)	-	(146)
Other operations with non-controlling interests	-	-	55	-	-	-	55	108	163
Other items	-	-	22	-	-	-	22	(35)	(13)
As of December 31, 2019	2,601,881,075	8,123	121,170	(11,503)	(15,474,234)	(1,012)	116,778	2,527	119,305
Net income of the first half 2020	-	-	(8,335)	-	-	-	(8,335)	(85)	(8,420)
Other comprehensive income	-	-	(1,327)	(1,762)	-	-	(3,089)	(38)	(3,127)
Comprehensive Income	-	-	(9,662)	(1,762)	-	-	(11,424)	(123)	(11,547)
Dividend	-	-	(3,799)	-	-	-	(3,799)	(76)	(3,875)
Issuance of common shares	13,179,262	36	338	-	-	-	374	-	374
Purchase of treasury shares	-	-	-	-	(13,236,044)	(611)	(611)	-	(611)
Sale of treasury shares(a)	-	-	-	-	3,680	-	-	-	-
Share-based payments	-	-	96	-	-	-	96	-	96
Share cancellation	-	-	-	-	-	-	-	-	-
Net issuance (repayment) of perpetual subordinated notes	-	-	-	-	-	-	-	-	-
Payments on perpetual subordinated notes	-	-	(143)	-	-	-	(143)	-	(143)
Other operations with non-controlling interests	-	-	(63)	-	-	-	(63)	(7)	(70)
Other items	-	-	(3)	-	-	-	(3)	13	10
As of June 30, 2020	2,615,060,337	8,159	107,934	(13,265)	(28,706,598)	(1,623)	101,205	2,334	103,539

(a)Treasury shares related to the restricted stock grants.

INFORMATION BY BUSINESS SEGMENT

TOTAL

(unaudited)

2nd quarter 2020	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	992	3,313	9,433	11,986	6	-	25,730
Intersegment sales	3,097	301	2,956	107	31	(6,492)	-
Excise taxes	-	-	(469)	(3,699)	-	-	(4,168)
Revenues from sales	4,089	3,614	11,920	8,394	37	(6,492)	21,562
Operating expenses	(2,405)	(3,406)	(10,895)	(7,931)	(315)	6,492	(18,460)
Depreciation, depletion and impairment of tangible assets and mineral interests	(9,667)	(1,282)	(393)	(229)	(22)	-	(11,593)
Operating income	(7,983)	(1,074)	632	234	(300)	-	(8,491)
Net income (loss) from equity affiliates and other items	17	21	(35)	22	40	-	65
Tax on net operating income	398	322	(132)	(127)	(26)	-	435
Net operating income	(7,568)	(731)	465	129	(286)	-	(7,991)
Net cost of net debt							(431)
Non-controlling interests							53
Net income - group share							(8,369)

2nd quarter 2020 (adjustments)(a)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	-	(18)	-	-	-	-	(18)
Intersegment sales	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-
Revenues from sales	-	(18)	-	-	-	-	(18)
Operating expenses	(27)	(199)	(48)	5	(36)	-	(305)
Depreciation, depletion and impairment of tangible assets and mineral interests	(7,338)	(953)	-	-	-	-	(8,291)
Operating income (b)	(7,365)	(1,170)	(48)	5	(36)	-	(8,614)
Net income (loss) from equity affiliates and other items	(57)	(217)	(63)	(5)	-	-	(342)
Tax on net operating income	63	330	1	-	12	-	406
Net operating income (b)	(7,359)	(1,057)	(110)	-	(24)	-	(8,550)
Net cost of net debt							33
Non-controlling interests							22
Net income - group share							(8,495)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
- On operating income	-	-	(26)	(16)	-
- On net operating income	-	-	(86)	(9)	-

2nd quarter 2020 (adjusted)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	992	3,331	9,433	11,986	6	-	25,748
Intersegment sales	3,097	301	2,956	107	31	(6,492)	-
Excise taxes	-	-	(469)	(3,699)	-	-	(4,168)
Revenues from sales	4,089	3,632	11,920	8,394	37	(6,492)	21,580
Operating expenses	(2,378)	(3,207)	(10,847)	(7,936)	(279)	6,492	(18,155)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,329)	(329)	(393)	(229)	(22)	-	(3,302)
Adjusted operating income	(618)	96	680	229	(264)	-	123
Net income (loss) from equity affiliates and other items	74	238	28	27	40	-	407
Tax on net operating income	335	(8)	(133)	(127)	(38)	-	29
Adjusted net operating income	(209)	326	575	129	(262)	-	559
Net cost of net debt							(464)
Non-controlling interests							31
Adjusted net income - group share							126

2nd quarter 2020	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Total expenditures	1,606	1,170	307	174	21		3,278
Total divestments	204	89	22	26	9		350
Cash flow from operating activities	910	1,389	1,080	819	(719)		3,479

INFORMATION BY BUSINESS SEGMENT

TOTAL

(unaudited)

1st quarter 2020	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	1,582	5,090	18,523	18,675	-	-	43,870
Intersegment sales	5,564	594	6,095	89	28	(12,370)	-
Excise taxes	-	-	(650)	(4,643)	-	-	(5,293)
Revenues from sales	7,146	5,684	23,968	14,121	28	(12,370)	38,577
Operating expenses	(3,643)	(4,992)	(24,841)	(13,799)	(247)	12,370	(35,152)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,644)	(334)	(395)	(244)	(18)	-	(3,635)
Operating income	859	358	(1,268)	78	(237)	-	(210)
Net income (loss) from equity affiliates and other items	423	399	(57)	10	124	-	899
Tax on net operating income	(454)	8	335	(32)	28	-	(115)
Net operating income	828	765	(990)	56	(85)	-	574
Net cost of net debt							(572)
Non-controlling interests							32
Net income - group share							34

1st quarter 2020 (adjustments)(a)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	-	2	-	-	-	-	2
Intersegment sales	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-
Revenues from sales	-	2	-	-	-	-	2
Operating expenses	(10)	(119)	(1,589)	(346)	(55)	-	(2,119)
Depreciation, depletion and impairment of tangible assets and mineral interests	-	-	-	-	-	-	-
Operating income (b)	(10)	(117)	(1,589)	(346)	(55)	-	(2,117)
Net income (loss) from equity affiliates and other items	128	(75)	(208)	-	-	-	(155)
Tax on net operating income	7	44	425	100	-	-	576
Net operating income (b)	125	(148)	(1,372)	(246)	(55)	-	(1,696)
Net cost of net debt							(101)
Non-controlling interests							50
Net income - group share							(1,747)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
- On operating income	-	-	(1,578)	(218)	-
- On net operating income	-	-	(1,285)	(154)	-

1st quarter 2020 (adjusted)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	1,582	5,088	18,523	18,675	-	-	43,868
Intersegment sales	5,564	594	6,095	89	28	(12,370)	-
Excise taxes	-	-	(650)	(4,643)	-	-	(5,293)
Revenues from sales	7,146	5,682	23,968	14,121	28	(12,370)	38,575
Operating expenses	(3,633)	(4,873)	(23,252)	(13,453)	(192)	12,370	(33,033)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,644)	(334)	(395)	(244)	(18)	-	(3,635)
Adjusted operating income	869	475	321	424	(182)	-	1,907
Net income (loss) from equity affiliates and other items	295	474	151	10	124	-	1,054
Tax on net operating income	(461)	(36)	(90)	(132)	28	-	(691)
Adjusted net operating income	703	913	382	302	(30)	-	2,270
Net cost of net debt							(471)
Non-controlling interests							(18)
Adjusted net income - group share							1,781

1st quarter 2020	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Total expenditures	1,659	2,291	226	160	45		4,381
Total divestments	121	344	79	46	17		607
Cash flow from operating activities	3,923	(489)	(1,183)	(399)	(553)		1,299

INFORMATION BY BUSINESS SEGMENT

TOTAL

(unaudited)

2nd quarter 2019	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	2,273	3,789	22,509	22,671	-	-	51,242
Intersegment sales	7,586	632	8,293	139	36	(16,686)	-
Excise taxes	-	-	(761)	(5,279)	-	-	(6,040)
Revenues from sales	9,859	4,421	30,041	17,531	36	(16,686)	45,202
Operating expenses	(4,205)	(3,878)	(29,168)	(16,844)	(229)	16,686	(37,638)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,687)	(328)	(389)	(237)	(20)	-	(3,661)
Operating income	2,967	215	484	450	(213)	-	3,903
Net income (loss) from equity affiliates and other items	173	661	111	111	26	-	1,082
Tax on net operating income	(1,161)	(450)	46	(170)	64	-	(1,671)
Net operating income	1,979	426	641	391	(123)	-	3,314
Net cost of net debt							(510)
Non-controlling interests							(48)
Net income - group share							2,756

2nd quarter 2019 (adjustments)(a)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	-	(59)	-	-	-	-	(59)
Intersegment sales	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-
Revenues from sales	-	(59)	-	-	-	-	(59)
Operating expenses	-	(54)	(43)	(34)	-	-	(131)
Depreciation, depletion and impairment of tangible assets and mineral interests	(43)	(11)	(10)	-	-	-	(64)
Operating income (b)	(43)	(124)	(53)	(34)	-	-	(254)
Net income (loss) from equity affiliates and other items	-	407	(49)	(7)	-	-	351
Tax on net operating income	-	(286)	28	9	-	-	(249)
Net operating income (b)	(43)	(3)	(74)	(32)	-	-	(152)
Net cost of net debt							(4)
Non-controlling interests							25
Net income - group share							(131)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
- On operating income	-	-	(6)	(34)	-
- On net operating income	-	-	(1)	(25)	-

2nd quarter 2019 (adjusted)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	2,273	3,848	22,509	22,671	-	-	51,301
Intersegment sales	7,586	632	8,293	139	36	(16,686)	-
Excise taxes	-	-	(761)	(5,279)	-	-	(6,040)
Revenues from sales	9,859	4,480	30,041	17,531	36	(16,686)	45,261
Operating expenses	(4,205)	(3,824)	(29,125)	(16,810)	(229)	16,686	(37,507)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,644)	(317)	(379)	(237)	(20)	-	(3,597)
Adjusted operating income	3,010	339	537	484	(213)	-	4,157
Net income (loss) from equity affiliates and other items	173	254	160	118	26	-	731
Tax on net operating income	(1,161)	(164)	18	(179)	64	-	(1,422)
Adjusted net operating income	2,022	429	715	423	(123)	-	3,466
Net cost of net debt							(506)
Non-controlling interests							(73)
Adjusted net income - group share							2,887

2nd quarter 2019	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Total expenditures	2,257	857	363	383	36		3,896
Total divestments	60	349	70	85	1		565
Cash flow from operating activities	3,768	641	1,658	611	(427)		6,251

INFORMATION BY BUSINESS SEGMENT

TOTAL

(unaudited)

1st half 2020	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	2,574	8,403	27,956	30,661	6	-	69,600
Intersegment sales	8,661	895	9,051	196	59	(18,862)	-
Excise taxes	-	-	(1,119)	(8,342)	-	-	(9,461)
Revenues from sales	11,235	9,298	35,888	22,515	65	(18,862)	60,139
Operating expenses	(6,048)	(8,398)	(35,736)	(21,730)	(562)	18,862	(53,612)
Depreciation, depletion and impairment of tangible assets and mineral interests	(12,311)	(1,616)	(788)	(473)	(40)	-	(15,228)
Operating income	(7,124)	(716)	(636)	312	(537)	-	(8,701)
Net income (loss) from equity affiliates and other items	440	420	(92)	32	164	-	964
Tax on net operating income	(56)	330	203	(159)	2	-	320
Net operating income	(6,740)	34	(525)	185	(371)	-	(7,417)
Net cost of net debt							(1,003)
Non-controlling interests							85
Net income - group share							(8,335)

1st half 2020 (adjustments)(a)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	-	(16)	-	-	-	-	(16)
Intersegment sales	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-
Revenues from sales	-	(16)	-	-	-	-	(16)
Operating expenses	(37)	(318)	(1,637)	(341)	(91)	-	(2,424)
Depreciation, depletion and impairment of tangible assets and mineral interests	(7,338)	(953)	-	-	-	-	(8,291)
Operating income (b)	(7,375)	(1,287)	(1,637)	(341)	(91)	-	(10,731)
Net income (loss) from equity affiliates and other items	71	(292)	(271)	(5)	-	-	(497)
Tax on net operating income	70	374	426	100	12	-	982
Net operating income (b)	(7,234)	(1,205)	(1,482)	(246)	(79)	-	(10,246)
Net cost of net debt							(68)
Non-controlling interests							72
Net income - group share							(10,242)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
- On operating income	-	-	(1,604)	(234)	-
- On net operating income	-	-	(1,371)	(163)	-

1st half 2020 (adjusted)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	2,574	8,419	27,956	30,661	6	-	69,616
Intersegment sales	8,661	895	9,051	196	59	(18,862)	-
Excise taxes	-	-	(1,119)	(8,342)	-	-	(9,461)
Revenues from sales	11,235	9,314	35,888	22,515	65	(18,862)	60,155
Operating expenses	(6,011)	(8,080)	(34,099)	(21,389)	(471)	18,862	(51,188)
Depreciation, depletion and impairment of tangible assets and mineral interests	(4,973)	(663)	(788)	(473)	(40)	-	(6,937)
Adjusted operating income	251	571	1,001	653	(446)	-	2,030
Net income (loss) from equity affiliates and other items	369	712	179	37	164	-	1,461
Tax on net operating income	(126)	(44)	(223)	(259)	(10)	-	(662)
Adjusted net operating income	494	1,239	957	431	(292)	-	2,829
Net cost of net debt							(935)
Non-controlling interests							13
Adjusted net income - group share							1,907

1st half 2020	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Total expenditures	3,265	3,461	533	334	66		7,659
Total divestments	325	433	101	72	26		957
Cash flow from operating activities	4,833	900	(103)	420	(1,272)		4,778

INFORMATION BY BUSINESS SEGMENT

TOTAL

(unaudited)

1st half 2019	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	4,067	10,208	44,220	43,950	2	-	102,447
Intersegment sales	15,302	1,259	16,310	301	63	(33,235)	-
Excise taxes	-	-	(1,537)	(10,584)	-	-	(12,121)
Revenues from sales	19,369	11,467	58,993	33,667	65	(33,235)	90,326
Operating expenses	(8,234)	(10,287)	(56,502)	(32,178)	(406)	33,235	(74,372)
Depreciation, depletion and impairment of tangible assets and mineral interests	(5,216)	(643)	(763)	(470)	(35)	-	(7,127)
Operating income	5,919	537	1,728	1,019	(376)	-	8,827
Net income (loss) from equity affiliates and other items	367	1,041	260	101	27	-	1,796
Tax on net operating income	(2,585)	(623)	(246)	(334)	124	-	(3,664)
Net operating income	3,701	955	1,742	786	(225)	-	6,959
Net cost of net debt							(1,015)
Non-controlling interests							(77)
Net income - group share							5,867

1st half 2019 (adjustments)(a)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	-	(86)	-	-	-	-	(86)
Intersegment sales	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-
Revenues from sales	-	(86)	-	-	-	-	(86)
Operating expenses	-	(112)	449	40	-	-	377
Depreciation, depletion and impairment of tangible assets and mineral interests	(43)	(11)	(10)	-	-	-	(64)
Operating income (b)	(43)	(209)	439	40	-	-	227
Net income (loss) from equity affiliates and other items	-	413	(47)	(7)	-	-	359
Tax on net operating income	-	(270)	(121)	(13)	-	-	(404)
Net operating income (b)	(43)	(66)	271	20	-	-	182
Net cost of net debt							(8)
Non-controlling interests							47
Net income - group share							221

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
- On operating income	-	-	486	40	-
- On net operating income	-	-	344	27	-

1st half 2019 (adjusted)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	4,067	10,294	44,220	43,950	2	-	102,533
Intersegment sales	15,302	1,259	16,310	301	63	(33,235)	-
Excise taxes	-	-	(1,537)	(10,584)	-	-	(12,121)
Revenues from sales	19,369	11,553	58,993	33,667	65	(33,235)	90,412
Operating expenses	(8,234)	(10,175)	(56,951)	(32,218)	(406)	33,235	(74,749)
Depreciation, depletion and impairment of tangible assets and mineral interests	(5,173)	(632)	(753)	(470)	(35)	-	(7,063)
Adjusted operating income	5,962	746	1,289	979	(376)	-	8,600
Net income (loss) from equity affiliates and other items	367	628	307	108	27	-	1,437
Tax on net operating income	(2,585)	(353)	(125)	(321)	124	-	(3,260)
Adjusted net operating income	3,744	1,021	1,471	766	(225)	-	6,777
Net cost of net debt							(1,007)
Non-controlling interests							(124)
Adjusted net income - group share							5,646

1st half 2019	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Total expenditures	4,282	1,975	648	527	51		7,483
Total divestments	89	574	239	157	3		1,062
Cash flow from operating activities	7,704	1,533	1,120	843	(1,320)		9,880

Reconciliation of the information by business segment with Consolidated Financial Statements

TOTAL

(unaudited)

			Consolidated
2nd quarter 2020			statement
(M$)	Adjusted	Adjustments(a)	of income
Sales	25,748	(18)	25,730
Excise taxes	(4,168)	-	(4,168)
Revenues from sales	21,580	(18)	21,562

Purchases net of inventory variation	(11,842)	(183)	(12,025)
Other operating expenses	(6,199)	(122)	(6,321)
Exploration costs	(114)	-	(114)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,302)	(8,291)	(11,593)
Other income	240	122	362
Other expense	(103)	(5)	(108)

Financial interest on debt	(527)	(3)	(530)
Financial income and expense from cash & cash equivalents	(3)	53	50
Cost of net debt	(530)	50	(480)

Other financial income	419	-	419
Other financial expense	(160)	(1)	(161)

Net income (loss) from equity affiliates	11	(458)	(447)

Income (Expense) taxes	95	389	484
Consolidated net income	95	(8,517)	(8,422)
Group share	126	(8,495)	(8,369)
Non-controlling interests	(31)	(22)	(53)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

			Consolidated
2nd quarter 2019			statement
(M$)	Adjusted	Adjustments(a)	of income
Sales	51,301	(59)	51,242
Excise taxes	(6,040)	-	(6,040)
Revenues from sales	45,261	(59)	45,202

Purchases net of inventory variation	(30,295)	(95)	(30,390)
Other operating expenses	(7,042)	(36)	(7,078)
Exploration costs	(170)	-	(170)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,597)	(64)	(3,661)
Other income	253	68	321
Other expense	(117)	(72)	(189)

Financial interest on debt	(564)	(4)	(568)
Financial income and expense from cash & cash equivalents	(42)	-	(42)
Cost of net debt	(606)	(4)	(610)

Other financial income	326	-	326
Other financial expense	(188)	-	(188)

Net income (loss) from equity affiliates	457	355	812

Income (Expense) taxes	(1,322)	(249)	(1,571)
Consolidated net income	2,960	(156)	2,804
Group share	2,887	(131)	2,756
Non-controlling interests	73	(25)	48

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

Reconciliation of the information by business segment with Consolidated Financial Statements

TOTAL

(unaudited)

			Consolidated
1st half 2020			statement of
(M$)	Adjusted	Adjustments(a)	income
Sales	69,616	(16)	69,600
Excise taxes	(9,461)	-	(9,461)
Revenues from sales	60,155	(16)	60,139

Purchases net of inventory variation	(37,949)	(2,144)	(40,093)
Other operating expenses	(12,985)	(280)	(13,265)
Exploration costs	(254)	-	(254)
Depreciation, depletion and impairment of tangible assets and mineral interests	(6,937)	(8,291)	(15,228)
Other income	820	122	942
Other expense	(294)	(234)	(528)

Financial interest on debt	(1,094)	(5)	(1,099)
Financial income and expense from cash & cash equivalents	(13)	(92)	(105)
Cost of net debt	(1,107)	(97)	(1,204)

Other financial income	607	-	607
Other financial expense	(341)	(1)	(342)

Net income (loss) from equity affiliates	669	(384)	285

Income (Expense) taxes	(490)	1,011	521
Consolidated net income	1,894	(10,314)	(8,420)
Group share	1,907	(10,242)	(8,335)
Non-controlling interests	(13)	(72)	(85)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

			Consolidated
1st half 2019			statement of
(M$)	Adjusted	Adjustments(a)	income
Sales	102,533	(86)	102,447
Excise taxes	(12,121)	-	(12,121)
Revenues from sales	90,412	(86)	90,326

Purchases net of inventory variation	(60,533)	422	(60,111)
Other operating expenses	(13,758)	(45)	(13,803)
Exploration costs	(458)	-	(458)
Depreciation, depletion and impairment of tangible assets and mineral interests	(7,063)	(64)	(7,127)
Other income	453	115	568
Other expense	(190)	(208)	(398)

Financial interest on debt	(1,121)	(8)	(1,129)
Financial income and expense from cash & cash equivalents	(70)	-	(70)
Cost of net debt	(1,191)	(8)	(1,199)

Other financial income	486	-	486
Other financial expense	(383)	-	(383)

Net income (loss) from equity affiliates	1,071	452	1,523

Income (Expense) taxes	(3,076)	(404)	(3,480)
Consolidated net income	5,770	174	5,944
Group share	5,646	221	5,867
Non-controlling interests	124	(47)	77

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

TOTAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FIRST SIX MONTHS 2020

(unaudited)

1) Accounting policies

The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union and IFRS as published by the International Accounting Standards Board (IASB).

The interim consolidated financial statements of TOTAL SE and its subsidiaries (the Group) as of June 30, 2020, are presented in U.S. dollars and have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting”.

The accounting principles applied for the consolidated financial statements at June 30, 2020, are consistent with those used for the financial statements at December 31, 2019, with the exception of standards or amendments that must be applied for periods beginning January 1, 2020.

On January 1, 2020, the Group applied the amendments to IFRS9 and IFRS7 relating to the IBOR reform. The amendments modify some specific hedge accounting requirements to provide relief from potential effects of the uncertainty caused by the IBOR reform, and therefore maintain the hedge accounting qualification of interest rate derivatives. The Group is currently assessing the future impacts of these index changes.

The preparation of financial statements in accordance with IFRS for the closing as of June 30, 2020 requires the executive management to make estimates, assumptions and judgments that affect the information reported in the Consolidated Financial Statements and the Notes thereto.

These estimates, assumptions and judgments are based on historical experience and other factors believed to be reasonable at the date of preparation of the financial statements. They are reviewed on an on-going basis by management and therefore could be revised as circumstances change or as a result of new information.

The main estimates, judgments and assumptions relate to the estimation of hydrocarbon reserves in application of the successful efforts method for the oil and gas activities, asset impairments, employee benefits, asset retirement obligations and income taxes. These estimates and assumptions are described in the Notes to the Consolidated Financial Statements as of December 31, 2019.

The interim consolidated financial statements are impacted by the Covid-19 and oil crises described in note 7 Other risks and contingent liabilities. The Group has taken this environment into account in its estimates, notably those relating to inventory valuation, asset impairments, employee benefits and income taxes.

As of June 30, 2020, the Group has decided to revise the price assumptions used for its assets impairment tests. Based on these new assumptions, asset impairments were recorded during the period. In line with its new Climate Ambition announced on May 5, 2020, which aims at carbon neutrality, the Group has reviewed its oil assets that can be qualified as “stranded”, and therefore has decided to impair its oil sands assets in Canada. These impairments and revised assumptions are presented in note 3.4 Asset impairment.

Moreover, the value of petroleum and petrochemical inventories that are measured, according to the FIFO (First-in, First-Out) method, deteriorated as a result of the significant decrease in prices during the quarter, especially in the Refining and Chemicals business segment.

Different estimates, assumptions and judgments could significantly affect the information reported, and actual results may differ from the amounts included in the Consolidated Financial Statements and the Notes thereto.

Furthermore, when the accounting treatment of a specific transaction is not addressed by any accounting standard or interpretation, the management applies its judgment to define and apply accounting policies that provide information consistent with the general IFRS concepts: faithful representation, relevance and materiality.

2) Changes in the Group structure

2.1) Main acquisitions and divestments

➣	Integrated Gas, Renewables & Power

•

On February 28, 2020, TOTAL finalized the acquisition of 37.4% interest in Adani Gas Limited, one of the four main distributors of city gas in India. To acquire 37.4% of equity shares of Adani Gas Limited, TOTAL launched a tender offer to public shareholders on October 14, 2019 that ended on January 14, 2020, then acquired the remaining shares from Adani on February 27 and 28, 2020.

➣	Exploration & Production

•	On March 31, 2020, TOTAL finalized the sale of its subsidiary Total E&P Deep Offshore Borneo BV which holds an 86.95% interest in Block CA1, located 100 kilometers off the coast of Brunei, to Shell.

2.2) Divestment projects

➣	Exploration & Production

•

In May 2020, TOTAL confirmed its commitment to completing the sale of its UK North Sea non-core assets, first announced in July 2019. TOTAL and Norway-based private equity investor HitecVision have successfully renegotiated the financial terms of the deal to respond to the current environment – while Petrogas is no longer part of the transaction. Subject to necessary approvals, the parties expect to complete the transaction by the third quarter of 2020.

•

At June 30, 2020, the assets and liabilities have been respectively classified in the consolidated balance sheet in “asset classified as held for sale” for an amount of $421 million and “liabilities classified as held for sale” for an amount of $328 million. The concerned assets mainly include intangible and tangible assets.

3) Business segment information

Description of the business segments

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TOTAL and which is reviewed by the main operational decision-making body of the Group, namely the Executive Committee.

The operational profit and assets are broken down by business segment prior to the consolidation and inter-segment adjustments.

Sales prices between business segments approximate market prices.

The organization of the Group’s activities is structured around the four followings segments:

-	An Exploration & Production segment;

-	An Integrated Gas, Renewables & Power segment comprising integrated gas (including LNG) and low carbon electricity businesses. It includes the upstream and midstream LNG activity;

-

A Refining & Chemicals segment constituting a major industrial hub comprising the activities of refining, petrochemicals and specialty chemicals. This segment also includes the activities of oil Supply, Trading and marine Shipping;

-	A Marketing & Services segment including the global activities of supply and marketing in the field of petroleum products;

In addition the Corporate segment includes holdings operating and financial activities.

Adjustment items

Performance indicators excluding the adjustment items, such as adjusted operating income, adjusted net operating income, and adjusted net income are meant to facilitate the analysis of the financial performance and the comparison of income between periods.

Adjustment items include:

(i) Special items

Due to their unusual nature or particular significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or assets disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to occur again within the coming years.

(ii) The inventory valuation effect

The adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its competitors.

In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO (First-In, First-Out) and the replacement cost methods.

(iii) Effect of changes in fair value

The effect of changes in fair value presented as adjustment items reflects for some transactions differences between internal measure of performance used by TOTAL’s management and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

TOTAL, in its trading activities, enters into storage contracts, which future effects are recorded at fair value in the Group’s internal economic performance. IFRS precludes recognition of this fair value effect.

Furthermore, TOTAL enters into derivative instruments to risk manage certain operational contracts or assets. Under IFRS, these derivatives are recorded at fair value while the underlying operational transactions are recorded as they occur. Internal indicators defer the fair value on derivatives to match with the transaction occurrence.

The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items and the effect of changes in fair value.

3.1) Information by business segment

1st half 2020	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	2,574	8,403	27,956	30,661	6	-	69,600
Intersegment sales	8,661	895	9,051	196	59	(18,862)	-
Excise taxes	-	-	(1,119)	(8,342)	-	-	(9,461)
Revenues from sales	11,235	9,298	35,888	22,515	65	(18,862)	60,139
Operating expenses	(6,048)	(8,398)	(35,736)	(21,730)	(562)	18,862	(53,612)
Depreciation, depletion and impairment of tangible assets and mineral interests	(12,311)	(1,616)	(788)	(473)	(40)	-	(15,228)
Operating income	(7,124)	(716)	(636)	312	(537)	-	(8,701)
Net income (loss) from equity affiliates and other items	440	420	(92)	32	164	-	964
Tax on net operating income	(56)	330	203	(159)	2	-	320
Net operating income	(6,740)	34	(525)	185	(371)	-	(7,417)
Net cost of net debt							(1,003)
Non-controlling interests							85
Net income - group share							(8,335)

1st half 2020 (adjustments)(a)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	-	(16)	-	-	-	-	(16)
Intersegment sales	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-
Revenues from sales	-	(16)	-	-	-	-	(16)
Operating expenses	(37)	(318)	(1,637)	(341)	(91)	-	(2,424)
Depreciation, depletion and impairment of tangible assets and mineral interests	(7,338)	(953)	-	-	-	-	(8,291)
Operating income (b)	(7,375)	(1,287)	(1,637)	(341)	(91)	-	(10,731)
Net income (loss) from equity affiliates and other items	71	(292)	(271)	(5)	-	-	(497)
Tax on net operating income	70	374	426	100	12	-	982
Net operating income (b)	(7,234)	(1,205)	(1,482)	(246)	(79)	-	(10,246)
Net cost of net debt							(68)
Non-controlling interests							72
Net income - group share							(10,242)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
- On operating income	-	-	(1,604)	(234)	-
- On net operating income	-	-	(1,371)	(163)	-

1st half 2020 (adjusted)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	2,574	8,419	27,956	30,661	6	-	69,616
Intersegment sales	8,661	895	9,051	196	59	(18,862)	-
Excise taxes	-	-	(1,119)	(8,342)	-	-	(9,461)
Revenues from sales	11,235	9,314	35,888	22,515	65	(18,862)	60,155
Operating expenses	(6,011)	(8,080)	(34,099)	(21,389)	(471)	18,862	(51,188)
Depreciation, depletion and impairment of tangible assets and mineral interests	(4,973)	(663)	(788)	(473)	(40)	-	(6,937)
Adjusted operating income	251	571	1,001	653	(446)	-	2,030
Net income (loss) from equity affiliates and other items	369	712	179	37	164	-	1,461
Tax on net operating income	(126)	(44)	(223)	(259)	(10)	-	(662)
Adjusted net operating income	494	1,239	957	431	(292)	-	2,829
Net cost of net debt							(935)
Non-controlling interests							13
Adjusted net income - group share							1,907

1st half 2020	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Total expenditures	3,265	3,461	533	334	66		7,659
Total divestments	325	433	101	72	26		957
Cash flow from operating activities	4,833	900	(103)	420	(1,272)		4,778

1st half 2019	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	4,067	10,208	44,220	43,950	2	-	102,447
Intersegment sales	15,302	1,259	16,310	301	63	(33,235)	-
Excise taxes	-	-	(1,537)	(10,584)	-	-	(12,121)
Revenues from sales	19,369	11,467	58,993	33,667	65	(33,235)	90,326
Operating expenses	(8,234)	(10,287)	(56,502)	(32,178)	(406)	33,235	(74,372)
Depreciation, depletion and impairment of tangible assets and mineral interests	(5,216)	(643)	(763)	(470)	(35)	-	(7,127)
Operating income	5,919	537	1,728	1,019	(376)	-	8,827
Net income (loss) from equity affiliates and other items	367	1,041	260	101	27	-	1,796
Tax on net operating income	(2,585)	(623)	(246)	(334)	124	-	(3,664)
Net operating income	3,701	955	1,742	786	(225)	-	6,959
Net cost of net debt							(1,015)
Non-controlling interests							(77)
Net income - group share							5,867

1st half 2019 (adjustments)(a)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	-	(86)	-	-	-	-	(86)
Intersegment sales	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-
Revenues from sales	-	(86)	-	-	-	-	(86)
Operating expenses	-	(112)	449	40	-	-	377
Depreciation, depletion and impairment of tangible assets and mineral interests	(43)	(11)	(10)	-	-	-	(64)
Operating income (b)	(43)	(209)	439	40	-	-	227
Net income (loss) from equity affiliates and other items	-	413	(47)	(7)	-	-	359
Tax on net operating income	-	(270)	(121)	(13)	-	-	(404)
Net operating income (b)	(43)	(66)	271	20	-	-	182
Net cost of net debt							(8)
Non-controlling interests							47
Net income - group share							221

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
- On operating income	-	-	486	40	-
- On net operating income	-	-	344	27	-

1st half 2019 (adjusted)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	4,067	10,294	44,220	43,950	2	-	102,533
Intersegment sales	15,302	1,259	16,310	301	63	(33,235)	-
Excise taxes	-	-	(1,537)	(10,584)	-	-	(12,121)
Revenues from sales	19,369	11,553	58,993	33,667	65	(33,235)	90,412
Operating expenses	(8,234)	(10,175)	(56,951)	(32,218)	(406)	33,235	(74,749)
Depreciation, depletion and impairment of tangible assets and mineral interests	(5,173)	(632)	(753)	(470)	(35)	-	(7,063)
Adjusted operating income	5,962	746	1,289	979	(376)	-	8,600
Net income (loss) from equity affiliates and other items	367	628	307	108	27	-	1,437
Tax on net operating income	(2,585)	(353)	(125)	(321)	124	-	(3,260)
Adjusted net operating income	3,744	1,021	1,471	766	(225)	-	6,777
Net cost of net debt							(1,007)
Non-controlling interests							(124)
Adjusted net income - group share							5,646

1st half 2019	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Total expenditures	4,282	1,975	648	527	51		7,483
Total divestments	89	574	239	157	3		1,062
Cash flow from operating activities	7,704	1,533	1,120	843	(1,320)		9,880

2nd quarter 2020	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	992	3,313	9,433	11,986	6	-	25,730
Intersegment sales	3,097	301	2,956	107	31	(6,492)	-
Excise taxes	-	-	(469)	(3,699)	-	-	(4,168)
Revenues from sales	4,089	3,614	11,920	8,394	37	(6,492)	21,562
Operating expenses	(2,405)	(3,406)	(10,895)	(7,931)	(315)	6,492	(18,460)
Depreciation, depletion and impairment of tangible assets and mineral interests	(9,667)	(1,282)	(393)	(229)	(22)	-	(11,593)
Operating income	(7,983)	(1,074)	632	234	(300)	-	(8,491)
Net income (loss) from equity affiliates and other items	17	21	(35)	22	40	-	65
Tax on net operating income	398	322	(132)	(127)	(26)	-	435
Net operating income	(7,568)	(731)	465	129	(286)	-	(7,991)
Net cost of net debt							(431)
Non-controlling interests							53
Net income - group share							(8,369)

2nd quarter 2020 (adjustments)(a)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	-	(18)	-	-	-	-	(18)
Intersegment sales	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-
Revenues from sales	-	(18)	-	-	-	-	(18)
Operating expenses	(27)	(199)	(48)	5	(36)	-	(305)
Depreciation, depletion and impairment of tangible assets and mineral interests	(7,338)	(953)	-	-	-	-	(8,291)
Operating income (b)	(7,365)	(1,170)	(48)	5	(36)	-	(8,614)
Net income (loss) from equity affiliates and other items	(57)	(217)	(63)	(5)	-	-	(342)
Tax on net operating income	63	330	1	-	12	-	406
Net operating income (b)	(7,359)	(1,057)	(110)	-	(24)	-	(8,550)
Net cost of net debt							33
Non-controlling interests							22
Net income - group share							(8,495)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
- On operating income	-	-	(26)	(16)	-
- On net operating income	-	-	(86)	(9)	-

2nd quarter 2020 (adjusted)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	992	3,331	9,433	11,986	6	-	25,748
Intersegment sales	3,097	301	2,956	107	31	(6,492)	-
Excise taxes	-	-	(469)	(3,699)	-	-	(4,168)
Revenues from sales	4,089	3,632	11,920	8,394	37	(6,492)	21,580
Operating expenses	(2,378)	(3,207)	(10,847)	(7,936)	(279)	6,492	(18,155)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,329)	(329)	(393)	(229)	(22)	-	(3,302)
Adjusted operating income	(618)	96	680	229	(264)	-	123
Net income (loss) from equity affiliates and other items	74	238	28	27	40	-	407
Tax on net operating income	335	(8)	(133)	(127)	(38)	-	29
Adjusted net operating income	(209)	326	575	129	(262)	-	559
Net cost of net debt							(464)
Non-controlling interests							31
Adjusted net income - group share							126

2nd quarter 2020	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Total expenditures	1,606	1,170	307	174	21		3,278
Total divestments	204	89	22	26	9		350
Cash flow from operating activities	910	1,389	1,080	819	(719)		3,479

2nd quarter 2019	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	2,273	3,789	22,509	22,671	-	-	51,242
Intersegment sales	7,586	632	8,293	139	36	(16,686)	-
Excise taxes	-	-	(761)	(5,279)	-	-	(6,040)
Revenues from sales	9,859	4,421	30,041	17,531	36	(16,686)	45,202
Operating expenses	(4,205)	(3,878)	(29,168)	(16,844)	(229)	16,686	(37,638)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,687)	(328)	(389)	(237)	(20)	-	(3,661)
Operating income	2,967	215	484	450	(213)	-	3,903
Net income (loss) from equity affiliates and other items	173	661	111	111	26	-	1,082
Tax on net operating income	(1,161)	(450)	46	(170)	64	-	(1,671)
Net operating income	1,979	426	641	391	(123)	-	3,314
Net cost of net debt							(510)
Non-controlling interests							(48)
Net income - group share							2,756

2nd quarter 2019 (adjustments)(a)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	-	(59)	-	-	-	-	(59)
Intersegment sales	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-
Revenues from sales	-	(59)	-	-	-	-	(59)
Operating expenses	-	(54)	(43)	(34)	-	-	(131)
Depreciation, depletion and impairment of tangible assets and mineral interests	(43)	(11)	(10)	-	-	-	(64)
Operating income (b)	(43)	(124)	(53)	(34)	-	-	(254)
Net income (loss) from equity affiliates and other items	-	407	(49)	(7)	-	-	351
Tax on net operating income	-	(286)	28	9	-	-	(249)
Net operating income (b)	(43)	(3)	(74)	(32)	-	-	(152)
Net cost of net debt							(4)
Non-controlling interests							25
Net income - group share							(131)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
- On operating income	-	-	(6)	(34)	-
- On net operating income	-	-	(1)	(25)	-

2nd quarter 2019 (adjusted)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	2,273	3,848	22,509	22,671	-	-	51,301
Intersegment sales	7,586	632	8,293	139	36	(16,686)	-
Excise taxes	-	-	(761)	(5,279)	-	-	(6,040)
Revenues from sales	9,859	4,480	30,041	17,531	36	(16,686)	45,261
Operating expenses	(4,205)	(3,824)	(29,125)	(16,810)	(229)	16,686	(37,507)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,644)	(317)	(379)	(237)	(20)	-	(3,597)
Adjusted operating income	3,010	339	537	484	(213)	-	4,157
Net income (loss) from equity affiliates and other items	173	254	160	118	26	-	731
Tax on net operating income	(1,161)	(164)	18	(179)	64	-	(1,422)
Adjusted net operating income	2,022	429	715	423	(123)	-	3,466
Net cost of net debt							(506)
Non-controlling interests							(73)
Adjusted net income - group share							2,887

2nd quarter 2019	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Total expenditures	2,257	857	363	383	36		3,896
Total divestments	60	349	70	85	1		565
Cash flow from operating activities	3,768	641	1,658	611	(427)		6,251

3.2) Reconciliation of the information by business segment with consolidated financial statements

1st half 2020	Adjusted	Adjustments(a)	Consolidated statement of income
(M$)
Sales	69,616	(16)	69,600
Excise taxes	(9,461)	-	(9,461)
Revenues from sales	60,155	(16)	60,139

Purchases net of inventory variation	(37,949)	(2,144)	(40,093)
Other operating expenses	(12,985)	(280)	(13,265)
Exploration costs	(254)	-	(254)
Depreciation, depletion and impairment of tangible assets and mineral interests	(6,937)	(8,291)	(15,228)
Other income	820	122	942
Other expense	(294)	(234)	(528)

Financial interest on debt	(1,094)	(5)	(1,099)
Financial income and expense from cash & cash equivalents	(13)	(92)	(105)
Cost of net debt	(1,107)	(97)	(1,204)

Other financial income	607	-	607
Other financial expense	(341)	(1)	(342)

Net income (loss) from equity affiliates	669	(384)	285

Income taxes	(490)	1,011	521
Consolidated net income	1,894	(10,314)	(8,420)
Group share	1,907	(10,242)	(8,335)
Non-controlling interests	(13)	(72)	(85)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
1st half 2019	Adjusted	Adjustments(a)	Consolidated statement of income
(M$)
Sales	102,533	(86)	102,447
Excise taxes	(12,121)	-	(12,121)
Revenues from sales	90,412	(86)	90,326

Purchases net of inventory variation	(60,533)	422	(60,111)
Other operating expenses	(13,758)	(45)	(13,803)
Exploration costs	(458)	-	(458)
Depreciation, depletion and impairment of tangible assets and mineral interests	(7,063)	(64)	(7,127)
Other income	453	115	568
Other expense	(190)	(208)	(398)

Financial interest on debt	(1,121)	(8)	(1,129)
Financial income and expense from cash & cash equivalents	(70)	-	(70)
Cost of net debt	(1,191)	(8)	(1,199)

Other financial income	486	-	486
Other financial expense	(383)	-	(383)

Net income (loss) from equity affiliates	1,071	452	1,523

Income taxes	(3,076)	(404)	(3,480)
Consolidated net income	5,770	174	5,944
Group share	5,646	221	5,867
Non-controlling interests	124	(47)	77

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

			Consolidated
2nd quarter 2020			statement
(M$)	Adjusted	Adjustments(a)	of income
Sales	25,748	(18)	25,730
Excise taxes	(4,168)	-	(4,168)
Revenues from sales	21,580	(18)	21,562

Purchases net of inventory variation	(11,842)	(183)	(12,025)
Other operating expenses	(6,199)	(122)	(6,321)
Exploration costs	(114)	-	(114)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,302)	(8,291)	(11,593)
Other income	240	122	362
Other expense	(103)	(5)	(108)

Financial interest on debt	(527)	(3)	(530)
Financial income and expense from cash & cash equivalents	(3)	53	50
Cost of net debt	(530)	50	(480)

Other financial income	419	-	419
Other financial expense	(160)	(1)	(161)

Net income (loss) from equity affiliates	11	(458)	(447)

Income taxes	95	389	484
Consolidated net income	95	(8,517)	(8,422)
Group share	126	(8,495)	(8,369)
Non-controlling interests	(31)	(22)	(53)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

			Consolidated
2nd quarter 2019			statement
(M$)	Adjusted	Adjustments(a)	of income
Sales	51,301	(59)	51,242
Excise taxes	(6,040)	-	(6,040)
Revenues from sales	45,261	(59)	45,202

Purchases net of inventory variation	(30,295)	(95)	(30,390)
Other operating expenses	(7,042)	(36)	(7,078)
Exploration costs	(170)	-	(170)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,597)	(64)	(3,661)
Other income	253	68	321
Other expense	(117)	(72)	(189)

Financial interest on debt	(564)	(4)	(568)
Financial income and expense from cash & cash equivalents	(42)	-	(42)
Cost of net debt	(606)	(4)	(610)

Other financial income	326	-	326
Other financial expense	(188)	-	(188)

Net income (loss) from equity affiliates	457	355	812

Income taxes	(1,322)	(249)	(1,571)
Consolidated net income	2,960	(156)	2,804
Group share	2,887	(131)	2,756
Non-controlling interests	73	(25)	48

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

3.3) Adjustment items

The detail of the adjustment items is presented in the table below.

ADJUSTMENTS TO OPERATING INCOME
(M$)		Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Total
2nd quarter 2020	Inventory valuation effect	-	-	(26)	(16)	-	(42)
	Effect of changes in fair value	-	(100)	-	-	-	(100)
	Restructuring charges	-	(10)	(7)	-	-	(17)
	Asset impairment charges	(7,338)	(953)	-	-	-	(8,291)
	Other items	(27)	(107)	(15)	21	(36)	(164)
Total		(7,365)	(1,170)	(48)	5	(36)	(8,614)
2nd quarter 2019	Inventory valuation effect	-	-	(6)	(34)	-	(40)
	Effect of changes in fair value	-	(59)	-	-	-	(59)
	Restructuring charges	-	-	-	-	-	-
	Asset impairment charges	(43)	(11)	(10)	-	-	(64)
	Other items	-	(54)	(37)	-	-	(91)
Total		(43)	(124)	(53)	(34)	-	(254)
1st half 2020	Inventory valuation effect	-	-	(1,604)	(234)	-	(1,838)
	Effect of changes in fair value	-	(98)	-	-	-	(98)
	Restructuring charges	(10)	(18)	(7)	-	-	(35)
	Asset impairment charges	(7,338)	(953)	-	-	-	(8,291)
	Other items	(27)	(218)	(26)	(107)	(91)	(469)
Total		(7,375)	(1,287)	(1,637)	(341)	(91)	(10,731)
1st half 2019	Inventory valuation effect	-	-	486	40	-	526
	Effect of changes in fair value	-	(86)	-	-	-	(86)
	Restructuring charges	-	-	-	-	-	-
	Asset impairment charges	(43)	(11)	(10)	-	-	(64)
	Other items	-	(112)	(37)	-	-	(149)
Total		(43)	(209)	439	40	-	227

ADJUSTMENTS TO NET INCOME, GROUP SHARE
(M$)		Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Total
2nd quarter 2020	Inventory valuation effect	-	-	(83)	(11)	-	(94)
	Effect of changes in fair value	-	(80)	-	-	-	(80)
	Restructuring charges	-	(10)	(10)	-	-	(20)
	Asset impairment charges	(7,272)	(829)	-	-	-	(8,101)
	Gains (losses) on disposals of assets	-	-	-	-	-	-
	Other items	(77)	(131)	(14)	10	12	(200)
Total		(7,349)	(1,050)	(107)	(1)	12	(8,495)
2nd quarter 2019	Inventory valuation effect	-	-	(3)	(25)	-	(28)
	Effect of changes in fair value	-	(47)	-	-	-	(47)
	Restructuring charges	-	(14)	(17)	-	-	(31)
	Asset impairment charges	(43)	(6)	(8)	-	-	(57)
	Gains (losses) on disposals of assets	-	-	-	-	-	-
	Other items	-	86	(48)	(6)	-	32
Total		(43)	19	(76)	(31)	-	(131)
1st half 2020	Inventory valuation effect	-	-	(1,364)	(144)	-	(1,508)
	Effect of changes in fair value	-	(79)	-	-	-	(79)
	Restructuring charges	(3)	(22)	(75)	-	-	(100)
	Asset impairment charges	(7,272)	(829)	-	-	-	(8,101)
	Gains (losses) on disposals of assets	-	-	-	-	-	-
	Other items	51	(256)	(36)	(71)	(142)	(454)
Total		(7,224)	(1,186)	(1,475)	(215)	(142)	(10,242)
1st half 2019	Inventory valuation effect	-	-	341	19	-	360
	Effect of changes in fair value	-	(69)	-	-	-	(69)
	Restructuring charges	-	(16)	(17)	-	-	(33)
	Asset impairment charges	(43)	(6)	(8)	-	-	(57)
	Gains (losses) on disposals of assets	-	-	-	-	-	-
	Other items	-	74	(48)	(6)	-	20
Total		(43)	(17)	268	13	-	221

3.4) Asset impairment

Impairments relate to certain cash-generating units (CGUs) for which indicators of impairment have been identified, due to changes in operating conditions or the economic environment of the activities concerned.

For the calculation of impairment tests of its assets, TOTAL set in 2019 a price scenario with a 2050 Brent price of 50$/b, in line with the “well below 2°C” scenario of the IEA. This scenario is described in the Universal Registration Document (note 3 of chapter 8).

Given the drop of the oil price in 2020, TOTAL decided to revise the price assumptions over the next years and selected the following profile of the Brent price: 35$/b in 2020, 40$/b in 2021, 50$/b in 2022, 60$/b in 2023; gas prices have been adjusted accordingly.

For the longer term, TOTAL maintains its analysis, that the weakness of investments in the hydrocarbon sector since 2015 accentuated by the health and economic crisis of 2020 will result by 2025 in insufficient worldwide production capacities and a rebound in prices. Beyond 2030, given technological developments, particularly in the transport sector, TOTAL anticipates oil demand will have reached its peak and Brent prices should tend toward the long-term price of 50$/b, in line with the IEA’s SDS scenario.

The average Brent prices over the period 2020-2050 thus stands at 56.8$2020/b.

The future operational costs were determined by taking into account the existing technologies, the fluctuation of prices for petroleum services in line with market developments and the internal cost reduction programs effectively implemented.

The future cash flows are estimated over a period consistent with the life of the assets of the CGUs. They are prepared post-tax and take into account specific risks related to the CGUs’ assets. They are discounted using a 7% post-tax discount rate, this rate being the weighted-average cost of capital estimated from historical market data.

The CGUs of the Exploration & Production segment are defined as oil and gas fields or groups of oil and gas fields with industrial assets enabling the production, treatment and evacuation of the oil and gas. For the first half year 2020, impairments of assets were recognized over CGUs of the Exploration & Production segment for an impact of $(1,878) million in operating income and $(1,798) million in net income, Group share. Impairments recognized in 2020 mainly relate to Canadian oil sands assets.

The CGUs of the Integrated Gas, Renewables & Power segment are subsidiaries or groups of subsidiaries organized by activity or geographical area, and by fields or groups of fields for upstream LNG activities. For the first half year 2020, the Group recorded impairments on CGUs in the Integrated Gas, Renewables & Power segment for $(953) million in operating income and $(829) million in net income, Group share. Impairments recognized in 2020 relate to assets located in Australia.

The CGUs of the Refining & Chemicals segment are defined as legal entities with operational activities for refining and petrochemicals activities. No significant impairment has been recorded for the CGUs of the Refining & Chemicals segment in the first half year 2020.

The CGUs of the Marketing & Services segment are subsidiaries or groups of subsidiaries organized by geographical area. No significant impairment has been recorded for the CGUs of the Marketing & Services segment in the first half year 2020.

In addition, in line with its new Climate Ambition announced on May 5, 2020, which aims at carbon neutrality, TOTAL has reviewed its oil assets that can be qualified as stranded, meaning with reserves beyond 20 years and high production costs, whose overall reserves may therefore not be produced by 2050. The only projects identified in this category are the Canadian oil sands projects of Fort Hills and Surmont.

For impairment calculations, TOTAL has decided to take into account only proven reserves on these two assets – unlike general practice which considers so-called proven and probable reserves. This leads to an additional exceptional asset impairment of $(5,460) million in operating income and $(5,474) million in net income, Group share.

Overall, asset impairments were recorded on the second quarter 2020 for an amount of $(8,291) million in operating income and $(8,101) million in net income, Group share, including $(6,988) million on Canadian oil sands assets alone.

These impairments were qualified as adjustment items of the operating income and net income, Group share.

As for sensitivities of the Exploration & Production segment:

-

a decrease by one point in the discount rate would have a positive impact of approximately $0.2 billion on impairments recorded in operating income and $0.2 billion on impairments recorded in net income, Group share;

-

an increase by one point in the discount rate would have an additional negative impact of approximately $1.5 billion on impairments recorded in operating income and $1 billion on impairments recorded in net income, Group share;

-

a variation of (10)% of the oil and gas prices over the duration of the plan would have an additional negative impact of approximately $2.9 billion on impairments recorded this quarter in operating income and $1.7 billion on impairments recorded in net income, Group share.

As for sensitivities of upstream LNG activities and CGUs including a material goodwill:

-

a decrease by one point in the discount rate would have a positive impact of approximately $0.6 billion on impairments recorded in operating income and $0.5 billion on impairments recorded in net income, Group share;

-

an increase by one point in the discount rate would have an additional negative impact of approximately $0.8 billion on impairments recorded in operating income and $0.6 billion on impairments recorded in net income, Group share;

-

a variation of (10)% of the oil and gas prices over the duration of the plan would have an additional negative impact of approximately $1.9 billion on impairments recorded this quarter in operating income and $1.5 billion on impairments recorded in net income, Group share.

4) Shareholders’ equity

Treasury shares (TOTAL shares held directly by TOTAL SE)

In accordance with the shareholder return policy over 2018-2020 implemented since February 2018, the Company repurchased its own shares until the announcement of the suspension of the share buyback program on March 23, 2020, in the context of the sharp decrease in the crude oil price.

TOTAL SE has also repurchased shares to be allocated to free share grant plans.

As of June 30, 2020, TOTAL SE directly holds 28,706,598 TOTAL shares, representing 1.10% of its share capital, which are deducted from the consolidated shareholders’ equity and allocated as follows:

Shares to be cancelled (1)	23,284,409
including shares repurchased during Q4 2019	11,051,144
Including shares repurchased during Q1 2020	12,233,265
Shares to be allocated as part of free share grant plans (2)	5,422,189
including the 2017 Plan	4,356,044
including the 2018 Plan	1,001,529
including shares intended to be allocated to new share purchase options plans or to new share performance plans	64,616
Total Treasury shares (1)+(2)	28,706,598

Dividend

The Shareholders’ meeting of May 29, 2020 approved the distribution of a dividend of €2.68 per share for the 2019 fiscal year and the payment of a final dividend of €0.68 per share given the three interim dividends that had already been paid. The Board of directors of May 4, 2020 decided to offer the shareholders the option to receive the final 2019 dividend in cash or in new shares of the Company with a discount of 10%, each choice being exclusive of the other.

Dividend 2019	First interim	Second interim	Third interim	Final

Amount	€0.66	€0.66	€0.68	€0.68

Set date	April 25, 2019	July 24, 2019	October 29, 2019	May 29, 2020

Ex-dividend date	September 27, 2019	January 6, 2020	March 30, 2020	June 29, 2020

Payment date	October 1st, 2019	January 8, 2020	April 1st, 2020	July 16, 2020

Option for the scrip dividend

Issue price	-	-	-	€28.80(1)

Number of shares subscribed	-	-	-	38,063,688

(1) This price is equal to 90% of the average Euronext Paris opening prices of the TOTAL shares for the twenty trading days preceding the Shareholders’ Meeting of May 29, 2020, reduced by the amount of the final dividend and rounded up to the nearest cent.

Furthermore, the Board of directors, during its July 29, 2020 meeting, set the second interim dividend for the fiscal year 2020 at €0.66 per share, equal to the first interim dividend. The ex-dividend date of this interim dividend will be on January 4, 2021 and it will be paid in cash exclusively on January 11, 2021.

Dividend 2020	First interim	Second interim

Amount	€0.66	€0.66

Set date	May 4, 2020	July 29, 2020

Ex-dividend date	September 25, 2020	January 4, 2021

Payment date	October 2, 2020	January 11, 2021

Earnings per share in Euro

Earnings per share in Euro, calculated from the earnings per share in U.S. dollars converted at the average Euro/USD exchange rate for the period, amounted to €(2.98) per share for the 2nd quarter 2020 (€(0.01) per share for the 1st quarter 2020 and €0.89 per share for the 2nd quarter 2019). Diluted earnings per share calculated using the same method amounted to €(2.98) per share for the 2nd quarter 2020 (€(0.01) per share for the 1st quarter 2020 and €0.89 per share for the 2nd quarter 2019).

Earnings per share are calculated after remuneration of perpetual subordinated notes.

Other comprehensive income

Detail of other comprehensive income is presented in the table below:

(M$)	1st half 2020		1st half 2019
Actuarial gains and losses		(223)		(59)

Change in fair value of investments in equity instruments		(74)		107

Tax effect		86		14
Currency translation adjustment generated by the parent company		(196)		(474)
Sub-total items not potentially reclassifiable to profit and loss		(407)		(412)

Currency translation adjustment		(940)		187
- unrealized gain/(loss) of the period	(907)		233
- less gain/(loss) included in net income	33		46

Cash flow hedge		(1,293)		(373)
- unrealized gain/(loss) of the period	(1,317)		(303)
- less gain/(loss) included in net income	(24)		70

Variation of foreign currency basis spread		70		54
- unrealized gain/(loss) of the period	42		25
- less gain/(loss) included in net income	(28)		(29)

Share of other comprehensive income of equity affiliates, net amount		(927)		253
- unrealized gain/(loss) of the period	(936)		265
- less gain/(loss) included in net income	(9)		12

Other		3		2

Tax effect		367		107
Sub-total items potentially reclassifiable to profit and loss		(2,720)		230
Total other comprehensive income, net amount		(3,127)		(182)

Tax effects relating to each component of other comprehensive income are as follows:

	1st half 2020			1st half 2019
(M$)	Pre-tax amount	Tax effect	Net amount	Pre-tax amount	Tax effect	Net amount
Actuarial gains and losses	(223)	56	(167)	(59)	16	(43)

Change in fair value of investments in equity instruments	(74)	30	(44)	107	(2)	105

Currency translation adjustment generated by the parent company	(196)	-	(196)	(474)	-	(474)
Sub-total items not potentially reclassifiable to profit and loss	(493)	86	(407)	(426)	14	(412)

Currency translation adjustment	(940)	-	(940)	187	-	187

Cash flow hedge	(1,293)	389	(904)	(373)	125	(248)

Variation of foreign currency basis spread	70	(22)	48	54	(18)	36

Share of other comprehensive income of equity affiliates, net amount	(927)	-	(927)	253	-	253

Other	3	-	3	2	-	2
Sub-total items potentially reclassifiable to profit and loss	(3,087)	367	(2,720)	123	107	230
Total other comprehensive income	(3,580)	453	(3,127)	(303)	121	(182)

5) Financial debt

The Group has issued bonds during the first six months of 2020:

-	Bond 1.491% maturing in April 2027 (EUR 1,500 million);

-	Bond 1.994% maturing in April 2032 (EUR 1,500 million);

-	Bond 0.952% maturing in May 2031 (EUR 500 million);

-	Bond 1.618% maturing in May 2040 (EUR 1,000 million);

-	Bond 3.127% maturing in May 2050 (USD 2,500 million);

-	Bond 2.986% maturing in June 2041 (USD 800 million);

-	Bond 3.386% maturing in June 2060 (USD 800 million).

The Group reimbursed bonds during the first six months of 2020:

-	Bond 4.750% issued in 2014 and maturing in January 2020 (NZD 100 million);

-	Bond 2.125% issued in 2014 and maturing in January 2020 (CAD 100 million);

-	Bond Euribor 3 months + 30 basis points issued in 2014 and maturing in March 2020 (EUR 1,000 million);

-	Bond Euribor 3 months + 31 basis points issued in 2013 and maturing in May 2020 (EUR 300 million);

-	Bond 4.450% issued in 2010 and maturing in June 2020 (USD 1,250 million).

In April 2020, the Group has also put in place a new committed syndicated credit line with banking counterparties for an amount of USD 6,350 million and with a 12-month tenor (with the option to extend twice by a further 6 months at TOTAL’s hand).

6) Related parties

The related parties are principally equity affiliates and non-consolidated investments.

There were no major changes concerning transactions with related parties during the first six months of 2020.

7) Other risks and contingent liabilities

TOTAL is not currently aware of any exceptional event, dispute, risks or contingent liabilities that could have a material impact on the assets and liabilities, results, financial position or operations of the Group, other than those mentioned below.

Health and oil crises

During the second quarter, the Group faced exceptional circumstances: the COVID-19 health crisis with its impact on the global economy and the oil market crisis with Brent falling sharply to 30 $/b on average, gas prices dropping to historic lows and refining margins collapsing due to weak demand.

Oil prices strengthened since the beginning of June, reaching around 40$/b, benefiting from strong compliance with the OPEC+ quotas and the decline of hydrocarbon production in the United States and Canada as well as a recovery in demand.

The oil environment, however, remains volatile, given the uncertainty around the extent and speed of the global economic recovery post-Covid-19.

The Group demonstrates discipline in the implementation of its 2020 action plan:

-	Net investments below $14 billion,
-	Savings of $1 billion on operating costs compared to 2019.

TOTAL will continue to profitably grow in low carbon electricity, particularly in renewables, with close to $2 billion of investments in 2020.

In LNG, TOTAL anticipates significant deferred liftings in the third quarter and expects the decline in oil prices observed in the second quarter to have an impact on long-term LNG contract prices in the second half of the year.

Considering the implementation of the OPEC+ quotas and the situation in Libya, the Group now expects 2020 production to be between 2.9 Mboe/d and 2.95 Mboe/d, with a low point in the third quarter during the summer season. The ramp up of Iara’s second FPSO in Brazil will contribute to production growth in the last part of the year. In the Downstream, high inventory levels continue to weigh on refining margins and utilization rates. In Marketing, activity in Europe returned to 90% of its pre-crisis level since June and the Group anticipates that it will remain at a comparable level in the coming months.

The Group’s priority is to generate a level of cash flow that allows it to continue to invest in profitable projects, to preserve an attractive shareholder return and to maintain a strong balance sheet. To this end, the Group’s teams are focused on the four priorities of HSE, operational excellence, cost reduction and cash flow generation.

Yemen

In Yemen, the deterioration of security conditions in the vicinity of the Balhaf site caused the company Yemen LNG, in which the Group holds a stake of 39.62%, to stop its commercial production and export of LNG and to declare force majeure to its various stakeholders in 2015. The plant has been put in preservation mode.

8) Post-closing events

There was no post closing event.